恒生銀行
HANG SENG BANK

Press Release

新聞稿

1 August 2005

HANG SENG BANK LIMITED
2005 INTERIM RESULTS - HIGHLIGHTS

- Total operating income up 8.9 per cent to HK$10,499 million (HK$9,645 million for the first half of 2004)

- Operating profit before loan impairment (charges)/releases and other credit risk allowances down 2.2 per cent to HK$5,934 million (HK$6,070 million for the first half of 2004)

- Attributable profit down 2.3 per cent to HK$6,045 million (HK$6,188 million for the first half of 2004)

- Return on average shareholders' funds of 29.7 per cent (32.0 per cent for the first half of 2004)

- Total assets up 4.2 per cent to HK$569.7 billion (HK$547.0 billion at 31 December 2004)

- Earnings per share down 2.5 per cent to HK$3.16 (HK$3.24 per share for the first half of 2004)

- Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2005 (HK$2.20 per share for the first half of 2004)

- Total capital ratio of 12.4 per cent (12.0 per cent at 31 December 2004); tier 1 capital ratio of 10.5 per cent (10.8 per cent at 31 December 2004)

- Cost:income ratio of 26.7 per cent (24.6 per cent for the first half of 2004)

Certain figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new 'HKFRSs'), details of which are set out in note 1 of the additional information on page 60.

Results Summary

Hang Seng Bank Limited (the Bank) and its subsidiaries and associated companies (the Group) reported an unaudited **profit attributable to shareholders** of HK$6,045 million for the first half of 2005, representing a decline of 2.3 per cent compared with the first half of 2004 which benefited from a release of HK$698 million in general provisions. Attributable profit increased by 16.8 per cent compared with the second half of 2004.

The adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('HKFRSs') from 1 January 2005 required changes in accounting policies as described in detail on page 60. The resulting changes in accounting treatment and presentation of various profit and loss and balance sheet items may render certain comparative figures not strictly comparable.

Total operating income rose by HK$854 million, or 8.9 per cent, over the first half of 2004 to HK$10,499 million, underpinned by the strong growth of 18.2 per cent in income from Personal Financial Services and improved net interest margin. Compared with the second half of 2004, there was an increase of HK$251 million, or 2.4 per cent.

Net interest income rose by HK$549 million, or 11.6 per cent, compared with the same period last year. The rise was attributable to improved interest spreads on deposits, growth in commercial banking and consumer lending portfolios, an increased contribution from net free funds and the inclusion of interest income from life insurance fund investments. These outweighed the compression of interest spreads on treasury investment and money market portfolios, which were affected negatively by the rise in interest costs and the flattening of the yield curves, and further falls in mortgage portfolio yields. Compared with the second half of 2004, net interest income rose by HK$284 million, or 5.7 per cent. Net interest margin improved to 2.13 per cent, 11 basis points and 6 basis points higher than the first and second halves of 2004 respectively.

Net fee income fell by HK$295 million, or 16.2 per cent, compared with the same period last year, affected by exceptionally high capital guaranteed fund sales in the first quarter of 2004, and a change in accounting treatment of credit facilities fees as interest income instead of fee income with effect from 1 January 2005. These were partially offset by the growth in income from sales of structured investment products and private banking related investment and advisory service fees and commissions. Card services fees, insurance agency commissions and import and export commissions also recorded encouraging growth. Compared with the second half of 2004, net fee income rose by HK$34 million, or 2.3 per cent.

Trading income fell by HK$125 million, or 22.4 per cent, compared with the first half of 2004. Foreign exchange income fell by HK$253 million, mainly due to the decline in customer trade volume, and a loss incurred on foreign exchange contracts used for hedging on-balance sheet positions. Income from derivatives trading rose by HK$136 million, mainly attributable to increased sales of structured investment products to commercial and personal customers. Compared with the second half of 2004, trading income fell by HK$33 million, or 7.1 per cent.

Net earned insurance premiums rose by HK$730 million, or 36.5 per cent, over the first half of 2004. Premiums earned from policy renewal increased substantially as the portfolio of in-force policies continued to grow. Annualised premiums and net premiums earned on new policies also reported satisfactory growth. Compared with the second half of 2004, there was a rise of HK$254 million, or 10.3 per cent.

Net insurance claims incurred and movement in policyholder liabilities increased by HK$815 million, or 51.1 per cent, compared with the first half of 2004, reflecting mainly the growth in liabilities to policyholders of long-term life insurance business. This was in line with the increase in long-term insurance policies in-force. Claims for general insurance business remained stable.

Other operating income rose by HK$39 million, or 9.2 per cent, over the first half of 2004, mainly attributable to the growth in embedded value of long-term insurance contracts.

Wealth management business related income (as detailed on page 21) fell by HK$54 million, or 3.0 per cent, compared with the first half of 2004. Investment services related income recorded a fall of HK$142 million, or 11.9 per cent. In a rising interest rate environment, the focus of the Bank's investment services shifted from capital guaranteed funds to yield enhancement structured instruments. Private banking business recorded encouraging growth in both customers and funds under management. Insurance agency and underwriting income, including embedded value of long-term life contracts, increased by HK$88 million, or 14.3 per cent, following the successful launch of new insurance plans with cumulative life protection and wealth benefits. Compared with the second half of 2004, wealth management business related income rose by HK$137 million, or 8.4 per cent, attributable to the growth of 13.7 per cent and 1.4 per cent in investment services related income and insurance income respectively.

Net operating income before loan impairment charges and other credit risk allowances rose 0.5 per cent over the first half of 2004 and was 1.1 per cent above the second half of 2004.

Loan impairment charges amounted to HK$302 million, compared with net releases in loan loss allowance of HK$746 million for the first half of 2004 and HK$31 million for the second half of 2004. The overall loan impairment charges on individually assessed loans amounted to HK$95 million, compared with a net release of HK$144 million in the first half of 2004. New loan impairment charges on certain commercial banking accounts were partly offset by net releases from mortgages and personal loans. Charges on small homogeneous loans collectively assessed on a portfolio basis amounted to HK$55 million, compared with HK$96 million for the first half of 2004, reflecting further improvement in credit card charge-offs in the generally stronger economic conditions. Collective assessment of loans determined not to be individually impaired resulted in a charge of HK$152 million, following an update of the historical loss rate to cover the economic cycle. This compared with releases in general provisions of HK$698 million and HK$114 million for the first and second halves of 2004 respectively.

Operating expenses rose by HK$175 million, or 8.8 per cent, compared with the same period last year, attributable largely to the rise in personnel expenses. Average headcount increased by 193, mainly due to recruitment for Personal Financial Services business and the expansion of the Mainland network. Marketing expenses to promote cards and insurance products also increased. Compared with the second half of 2004, operating expenses fell by HK$95 million, or 4.2 per cent, mainly due to lower marketing expenditure and personnel expenses.

Operating profit before loan impairment (charges)/releases and other credit risk allowances was down by HK$136 million, or 2.2 per cent, compared with the first half of 2004 but was up by HK$183 million, or 3.2 per cent, over the second half of 2004, due to higher net interest income and lower operating expenses.

Operating profit fell by HK$1,184 million, or 17.4 per cent, compared with the first half of 2004 and was lower by HK$150 million, or 2.6 per cent, compared with the second half of 2004.

Profit before tax amounted to HK$7,062 million, which was HK$198 million, or 2.7 per cent, lower than the same period last year after accounting for the following items: (1) profit on disposal of fixed assets and long-term investments of HK$348 million, which was maintained at the same level as the first half of 2004; (2) surplus on property revaluation, which amounted to HK$877 million, and included two components: (i) reversal of revaluation losses of bank premises previously charged to profit and loss account of HK$148 million (HK$91 million for the same period last year); and (ii) revaluation gain on investment properties of HK$729 million, recognised through the profit and loss account following the change in accounting policy on 1 January 2005 and (3) share of profits in associated companies (net of taxation), which grew substantially to HK$205 million, and was mainly contributed by Industrial Bank Co., Ltd. Compared with the second half of 2004, profit before tax was up by HK$1,039 million, or 17.3 per cent.

Attributable profit, after taxation and minority interests, fell by HK$143 million, or 2.3 per cent, compared with the same period last year but was up by HK$869 million, or 16.8 per cent, compared with the second half of 2004.

Total assets grew by HK$22.7 billion, or 4.2 per cent, to HK$569.7 billion at 30 June 2005. Advances to customers recorded encouraging growth of 3.6 per cent, mainly in residential mortgages, trade finance and corporate lending. Customer deposits, including certificates of deposit, including those reported under trading liabilities, fell by 1.0 per cent.

Shareholders' funds (excluding proposed dividends) rose by HK$2,106 million, or 5.6 per cent to HK$39,397 million at 30 June 2005, mainly attributable to the increase in retained profits and the premises revaluation reserves, reflecting the rise in the property market.

The **return on average total assets** was 2.2 per cent (2.5 per cent in the first half of 2004 and 2.0 per cent in the second half of 2004). The **return on average shareholders' funds** was 29.7 per cent, compared with 32.0 per cent and 25.2 per cent in the first and second halves of 2004 respectively.

The **advances to deposits ratio** rose to 56.8 per cent at 30 June 2005 compared with 54.3 per cent at 31 December 2004, the result of a growth of 3.6 per cent in customer advances and a fall of 1.0 per cent in customer deposits during the first half of 2005. The Group continued to maintain a strong liquidity position, with an **average liquidity ratio** in the first half of 2005 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) of 43.6 per cent (48.1 per cent in the first half of 2004 and 46.3 per cent in the second half of 2004).

The **total capital ratio** at 30 June 2005 was 12.4 per cent (12.8 per cent at 30 June 2004 and 12.0 per cent at 31 December 2004) and the tier 1 capital ratio was 10.5 per cent (11.6 per cent at 30 June 2004 and 10.8 per cent at 31 December 2004).

The **cost:income ratio**, calculated as total operating expenses to net operating income before loan impairment (charges)/releases and other credit risk allowances was 26.7 per cent, higher than the first half of 2004 by 2.1 percentage points but lower by 1.4 percentage points compared with the second half of 2004.

The Directors have declared a **second interim dividend** of HK$1.10 per share, which will be payable on 1 September 2005 to shareholders on the Register of Shareholders as of 24 August 2005. Together with the first interim dividends of HK$1.10 per share, the total distribution for the first half of 2005 will amount to HK$2.20 per share, the same as that in the first half of 2004.

HANG SENG BANK LIMITED

Comment by Michael Smith, Chairman

"In the first half of 2005, Hang Seng's total operating income reached HK$10,499 million, an increase of 8.9 per cent over the same period in 2004. This was achieved against a backdrop of an increasingly competitive environment.

"Profit attributable to shareholders was HK$6,045 million, representing a fall of 2.3 per cent compared with the first half of last year which benefited from a large release in general provisions.

"Net interest income rose by 11.6 per cent to HK$5,264 million. This rise was due largely to improved interest spread on deposits, growth in commercial banking and consumer lending portfolios, and contributions from net free funds. Our net interest margin improved by 11 basis points to 2.13 per cent.

"We also enjoyed solid growth in Personal Financial Services with pre-tax profit of HK$3,970 million, up 12.8 per cent.

"We have continued to invest in the growth of our businesses. Marketing expenses increased to promote cards and insurance products. There were also increases in average headcount, mainly due to recruitment for Personal Financial Services business and the expansion of our mainland network.

"Our strategy for developing our mainland China business is yielding positive results, with the first half of 2005 recording an increase in our share of profits from Industrial Bank Co., Ltd. Along with our own growing network of mainland outlets, we are well positioned to capitalise on growth opportunities created by the ongoing financial liberalisation on the Mainland.

"With the rate of economic growth in the second half of 2005 expected to be more moderate, the competitive banking environment is set to continue. However, our overall outlook for the year remains positive. The improvement in employment, coupled with the wealth effects resulting from the sustained economic recovery, will help ensure that domestic demand maintains momentum. The recent interest rate rises should continue to have a positive impact on the interest margin, although further rises may dampen loan demand.

"Hang Seng will continue to focus on diversifying income through expanding our wealth management, consumer finance and SME services, improving productivity and exploring business opportunities on the Mainland. This strategy will enable us to strengthen our profitability and continue to deliver value to our shareholders."

The financial information in this press release is based on the unaudited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the six months ended 30 June 2005.

1 Highlights of Results and Chairman's Comment
7 Contents
9 Consolidated Profit and Loss Account (Unaudited)
10 Consolidated Balance Sheet (Unaudited)
11 Consolidated Statement of Changes in Equity (Unaudited)
14 Economic Profit (Unaudited)
15 Consolidated Cash Flow Statement (Unaudited)
16 Financial Review
16 Net interest income
19 Net fee income
20 Trading income
20 Net income from financial instruments designated as at fair value
21 Analysis of income from wealth management business
22 Loan impairment (charges)/releases and other credit risk allowances
23 Operating expenses
24 Profit on disposal of tangible fixed assets and financial investments
25 Tax expenses
26 Earnings per share
26 Dividends per share
26 Segmental analysis
34 Analysis of financial assets and liabilities by accounting treatment
35 Analysis of assets and liabilities by remaining maturity
36 Cash and short-term funds
36 Trading securities
36 Financial assets designated as at fair value through profit or loss
37 Advances to customers
38 Loans impairment allowances against advances to customers
39 Impaired loans to customers and allowances
40 Overdue advances to customers
41 Rescheduled advances to customers
41 Segmental analysis of advances to customers by geographical area
42 Gross advances to customers by industry sector
43 Financial investments
44 Analysis of securities by counterparty and place of listing
45 Amount due from/to immediate holding company and fellow subsidiary companies
45 Investments in associated companies
46 Intangible assets
46 Other assets
47 Current, savings and other deposit accounts
47 Certificates of deposit and other debt securities in issue
48 Trading liabilities
48 Other liabilities
49 Subordinated liabilities
50 Shareholders' funds
51 Capital resources management
52 Liquidity ratio
53 Reconciliation of cash flow statement
54 Contingent liabilities, commitments and derivatives

60 Accounting policies
70 Restatement of profit and loss accounts and balance sheets
70 Comparative figures
71 Property revaluation
71 Market risk
73 Foreign currency positions
74 Material related-party transactions
75 Statutory accounts
75 Ultimate holding company
76 Statement of compliance
76 Register of shareholders
76 Proposed timetable for the remaining quarterly dividends for 2005
76 Press release

Appendices 1-5

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Interest income	**7,900**	5,875	6,597
Interest expenses	**(2,636)**	(1,160)	(1,617)
Net interest income	**5,264**	4,715	4,980
Fee income	**1,741**	1,974	1,755
Fee expense	**(215)**	(153)	(263)
Net fee income	**1,526**	1,821	1,492
Trading income	**433**	558	466
Net income from financial instruments designated as at fair value	**50**	–	–
Net investment income on assets backing policyholder liabilities	–	83	346
Dividend income	**37**	48	27
Net earned insurance premiums	**2,728**	1,998	2,474
Other operating income	**461**	422	463
Total operating income	**10,499**	9,645	10,248
Net insurance claims incurred and movement in policyholder liabilities	**(2,409)**	(1,594)	(2,246)
Net operating income before loan impairment (charges)/releases and other credit risk allowances	**8,090**	8,051	8,002
Loan impairment (charges)/releases and other credit risk allowances	**(302)**	746	31
Net operating income	**7,788**	8,797	8,033
Personnel expenses	**(1,125)**	(1,056)	(1,178)
General and administrative expenses	**(892)**	(795)	(939)
Depreciation of business premises and equipment	**(135)**	(126)	(130)
Amortisation of intangible assets	**(4)**	(4)	(4)
Total operating expenses	**(2,156)**	(1,981)	(2,251)
Operating profit	**5,632**	6,816	5,782
Profit on disposal of tangible fixed assets and financial investments	**348**	349	93
Net surplus on property revaluation	**877**	91	55
Share of profits in associated companies	**205**	4	93
Profit before tax	**7,062**	7,260	6,023
Tax expenses	**(924)**	(992)	(719)
Profit for the period	**6,138**	6,268	5,304
Profit attributable to minority interests	**(93)**	(80)	(128)
Profit attributable to shareholders	**6,045**	6,188	5,176
Figures in HK$			
Earnings per share	**3.16**	3.24	2.71
Dividends per share	**2.20**	2.20	3.00

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Assets			
Cash and short-term funds	**50,966**	62,213	64,845
Placings with banks maturing after one month	**22,832**	5,319	17,482
Trading securities	**13,812**	3,953	6,000
Financial assets designated as at fair value through profit or loss	**3,743**	–	–
Derivatives financial instruments	**1,552**	1,209	1,684
Advances to customers	**260,512**	246,394	251,553
Financial investments	**192,951**	162,118	182,938
Investments in associated companies	**2,449**	2,103	2,299
Intangible assets	**1,426**	1,146	1,266
Premises and equipment	**6,559**	5,277	5,558
Investment properties	**3,913**	3,260	3,383
Other assets	**9,004**	9,566	9,980
	569,719	502,558	546,988
Liabilities			
Current, savings and other deposit accounts	**430,395**	418,638	447,460
Deposits from banks	**34,753**	13,118	11,934
Trading liabilities	**24,358**	2,657	5,840
Financial liabilities designated as at fair value through profit or loss	**995**	–	–
Derivatives financial instruments	**1,857**	961	1,273
Certificates of deposit and other debt securities in issue	**11,158**	9,807	16,055
Liabilities to customers under investment contracts	**542**	–	–
Other liabilities	**7,866**	15,195	20,982
Liabilities to customers under insurance contracts	**11,558**	–	–
Deferred tax and current tax liabilities	**2,310**	2,116	1,668
Subordinated liabilities	**1,496**	–	–
	527,288	462,492	505,212
Capital resources			
Minority interests	**931**	724	852
Share capital	**9,559**	9,559	9,559
Reserves	**29,838**	27,680	27,732
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**41,500**	39,342	40,924
	42,431	40,066	41,776
	569,719	502,558	546,988
Figures in HK$			
Net asset value per share	**22.19**	20.96	21.85

Figures in HK$m	*Attributable to shareholders* Share capital	Other reserves	Retained profits	Total	Minority interests	Total equity restated
Balance at 1 January 2005						
- as above	9,559	3,878	27,487	40,924	852	41,776
- opening adjustment for the adoption of HKAS 39 and IFRS 4	–	535	535	1,070	(14)	1,056
- as restated	9,559	4,413	28,022	41,994	838	42,832
Premises revaluation reserve, net of tax		609	26	635		635
- unrealised surplus on revaluation		635	–	635		635
- depreciation charge on revaluation		(26)	26	–		–
Available-for-sale investments, net of tax		(1,165)		(1,165)		(1,165)
- valuation losses taken to equity		(842)		(842)		(842)
- transferred to profit or loss on disposal		(323)		(323)		(323)
Cash flow hedges, net of tax		(265)		(265)		(265)
- valuation losses taken to equity		(265)		(265)		(265)
Exchange and other adjustments		(4)	(23)	(27)		(27)
Actuarial loss on defined benefit plan		–	(9)	(9)		(9)
Share option reserve		28	–	28		28
Profit for the period		–	6,045	6,045	93	6,138
Dividends declared or approved during the period		–	(5,736)	(5,736)	–	(5,736)
Balance at 30 June 2005	9,559	3,616	28,325	41,500	931	42,431

Figures in HK$m	*Attributable to shareholders* Share capital	Other reserves	Retained profits	Total	*Minority interests*	*Total equity restated*
Balance at 1 July 2004 as above	9,559	3,387	26,396	39,342	724	40,066
Premises revaluation reserve, net of tax		163	321	484		484
- unrealised surplus on revaluation		220	257	477		477
- transfer of investment properties reserve from premises reserve		(32)	32	–		–
- depreciation charge on revaluation		(25)	25	–		–
- realisation of revaluation surplus on disposal of premises		–	7	7		7
Long-term equity investment revaluation reserve, net of tax		300		300		300
- valuation gains taken to equity		389		389		389
- transferred to profit or loss on disposal		(89)		(89)		(89)
Exchange and other adjustments		–	10	10		10
Actuarial loss on defined benefit plan		–	(210)	(210)		(210)
Share option reserve		28		28		28
Profit for the period		–	5,176	5,176	128	5,304
Dividends declared or approved during the period		–	(4,206)	(4,206)	–	(4,206)
Balance at 31 December 2004	9,559	3,878	27,487	40,924	852	41,776

HANG SENG BANK LIMITED Consolidated Statement of Changes in Equity *(Unaudited)*

Figures in HK$m	Attributable to shareholders					
	Share capital	*Other reserves*	*Retained profits*	*Total*	*Minority interests*	*Total equity restated*
Balance at 1 January 2004						
- as previously reported	9,559	6,921	23,161	39,641	644	40,285
- arising on change in accounting policies	—	(3,679)	2,255	(1,424)	—	(1,424)
- as restated	9,559	3,242	25,416	38,217	644	38,861
Premises revaluation reserve, net of tax		501	390	891		891
- unrealised surplus on revaluation		492	380	872		872
- transfer of investment properties reserve to premises reserve		32	(32)	—		—
- depreciation charge on revaluation		(21)	21	—		—
- realisation of revaluation surplus on disposal of premises		(2)	21	19		19
Long-term equity investment revaluation reserve, net of tax		(374)		(374)		(374)
- valuation losses taken to equity		(57)		(57)		(57)
- transferred to profit or loss on disposal		(317)		(317)		(317)
Exchange and other adjustments		—	(6)	(6)		(6)
Actuarial loss on defined benefit plan		—	(48)	(48)		(48)
Share option reserve		18	—	18		18
Profit for the period		—	6,188	6,188	80	6,268
Dividends declared or approved during the period		—	(5,544)	(5,544)	—	(5,544)
Balance at 30 June 2004	9,559	3,387	26,396	39,342	724	40,066

Economic profit is calculated from post-tax profit, adjusted for surpluses/deficits on properties revaluation and depreciation attributable to revaluation surpluses, and takes into account the cost of capital invested by the Bank's shareholders. For the first half of 2005, economic profit was HK$3,268 million, a decrease of HK$973 million, or 22.9 per cent, over the same period last year. Post-tax profit, adjusted for surpluses on properties revaluation net of deferred tax (HK$724 million) and depreciation attributable to revaluation surpluses (HK$26 million), fell by HK$804 million, due to a large release in general provisions in the same period last year. Cost of capital rose by HK$169 million, in line with the growth in invested capital with the accumulation of retained profits. The analysis indicates that Bank continues to create value for its shareholders.

	Half-year ended 30 June 2005		*Half-year ended 30 June 2004 restated*		*Half-year ended 31 December 2004 restated*	
	HK$m	*%*	*HK$m*	*%*	*HK$m*	*%*
Average invested capital	**35,708**		33,272		34,825	
Return on invested capital[♦]	**5,340**	**30.1**	6,144	37.1	5,182	29.6
Cost of capital	**(2,072)**	**(11.7)**	(1,903)	(11.5)	(2,038)	(11.6)
Economic profit	**3,268**	**18.4**	4,241	25.6	3,144	18.0

[♦] *Return on invested capital is based on post-tax profit excluding surpluses/deficits on properties revaluation and depreciation attributable to revaluation surpluses.*

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*
Net cash inflow from operating activities	**10,716**	826
Cash flows from investing activities		
Purchase of an interest in an associated company	**–**	(1,634)
Dividends received from associated companies	**55**	4
Purchase of available-for-sale investments	**(37,944)**	(30,345)
Proceeds from sale or redemption of available-for-sale investments	**11,844**	21,455
Purchase of fixed assets	**(97)**	(58)
Proceeds from sale of fixed assets	**94**	141
Interest received from available-for-sale investments	**2,190**	1,395
Dividends received from available-for-sale investments	**35**	76
Net cash outflow from investing activities	**(23,823)**	(8,966)
Cash flows from financing activities		
Dividends paid	**(5,736)**	(5,544)
Issuance of subordinated debts, including financial liabilities designated as at fair value	**2,492**	–
Net cash outflow from financing activities	**(3,244)**	(5,544)
Decrease in cash and cash equivalents	**(16,351)**	(13,684)
Cash and cash equivalents at beginning of period	**67,051**	77,575
Effect of foreign exchange rate changes	**(235)**	(371)
Cash and cash equivalents at end of period	**50,465**	63,520

Net interest income

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Net interest income †	**5,264**	4,715	4,980
Average interest-earning assets	**497,987**	470,141	478,253
Net interest spread	**1.99%**	1.95%	1.99%
Net interest margin	**2.13%**	2.02%	2.07%

† *Included within net interest income was HK$9 million with respect of interest income accrued on impaired loans and advances.*

Net interest income increased by HK$549 million, or 11.6 per cent, compared with the first half of 2004, with an increase of HK$27.8 billion, or 5.9 per cent in average interest-earning assets. Net interest margin improved by 11 basis points to 2.13 per cent with an increase in net interest spread of 4 basis points to 1.99 per cent. Contribution from net free funds rose by 7 basis points to 0.14 per cent benefiting from the rise in market interest rates.

Deposits spreads benefited as local market interest rates moved up in the second quarter, after a prolonged period of exceptionally low levels. Net interest margin also benefited from the growth in customer advances, particularly, higher yielding card, personal and SME loans and the inclusion of interest income from the held-to-maturity debt portfolio of life insurance funds.

Treasury securities investment and money market portfolios were negatively affected by the rise in funding costs and the flattening of the yield curves. The mortgage portfolio yields continued to fall amidst intense market competition, although the downward pricing trend started to reverse in the second quarter.

The impact of individual factors on net interest income and net interest margin is analysed below:

	HK$m Net interest income	***Basis points Net interest margin***
Narrowing of spread on treasury securities and money market portfolios	**(148)**	**(6)**
Fall in mortgage portfolio yields	**(123)**	**(5)**
Improvement in deposits spreads	**173**	**7**
Contribution from net free funds	**173**	**7**
Interest income from insurance fund assets	**198**	**8**
Growth in average interest-earning assets	**276**	**–**
	549	**11**

Net interest income *(continued)*

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 223 basis points below BLR for the first half of 2005, before accounting for the effect of cash incentive payments. This compared with 192 basis points and 211 basis points below BLR in the first and second halves of 2004 respectively. Following adoption of the new accounting policies on 1 January 2005, mortgage incentive payments are taken into account for calculation of effective interest rate and recognised over the expected life of a mortgage loan together with mortgage interest income. During the first half of 2005, cash incentive paid amounted to HK$94 million. That part of mortgage incentive payment (including the unamortised amount carried forward from previous years) recognised in accordance with the new accounting policy in the first half of 2005 was HK$55 million. In the first and second halves of 2004, incentive payments written off against interest income amounted to HK$80 million and HK$77 million respectively.

Compared with the second half of 2004, net interest income improved by HK$284 million, or 5.7 per cent, with a 6 basis points increase in net interest margin to 2.13 per cent. Net interest spread remained the same as the second half of 2004 while contribution from net free funds rose by 6 basis points to 0.14 per cent. Improvement in deposits spreads, growth in average customer advances and the inclusion of interest income from the held-to-maturity portfolios of life insurance funds, contributed favourably to net interest spread. Negative factors included the narrowing in treasury portfolio spread, the fall in mortgage portfolio yields and the recovery of suspended interest on upgrading of large doubtful accounts in the second half of 2004.

The impact of individual factors on net interest income and net interest margin is analysed below:

	HK$m ***Net interest income***	***Basis points*** ***Net interest margin***
Narrowing of spread on treasury securities and money market portfolios	**(198)**	**(8)**
Recovery of suspended interest	**(74)**	**(3)**
Fall in mortgage portfolio yields	**(49)**	**(2)**
Improvement in deposits spreads	**123**	**5**
Contribution from net free funds	**148**	**6**
Interest income from insurance fund assets	**198**	**8**
Growth in average interest-earning assets	**136**	**–**
	284	**6**

Net interest income *(continued)*

On adoption of HKAS 39, interest income and expenses of financial instruments for trading and designated as at fair value through profit or loss for the first half of 2005, are reported as trading income and net income from financial instruments designated as at fair value respectively with effect from 1 January 2005. Whereas net interest income from the held-to-maturity debt securities of insurance funds were reported as net investment income on assets backing policyholder liabilities in the first and second halves of 2004. The following table shows the total net interest income from all sources for the three half-year periods:

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Net interest income per profit and loss account	**5,264**	4,715	4,980
Interest income less expenses from:			
- trading financial instruments	**44**	–	–
- fair value financial instruments	**24**	–	–
- assets backing policyholder liabilities	**–**	124	186
Total net interest income	**5,332**	4,839	5,166

Net fee income

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
- securities/stockbroking	**233**	295	265
- retail investment products and funds under management	**670**	869	630
- insurance	**77**	51	50
- account services	**110**	108	106
- remittance	**67**	60	65
- cards	**334**	283	315
- credit facilities	**41**	123	117
- import/export	**139**	118	138
- other	**70**	67	69
Fee income	**1,741**	1,974	1,755
Fee expense	**(215)**	(153)	(263)
Net fee income	**1,526**	1,821	1,492

Net fee income fell by HK$295 million, or 16.2 per cent, compared with the first half of 2004. Income from stockbroking and securities related income fell by HK$62 million, or 21.0 per cent. Income from retail investment products and funds under management was lower by HK$199 million, or 22.9 per cent, as compared to the exceptionally high capital guaranteed fund sales in the first quarter of 2004, although this was partly offset by the strong sales of structured investment products and the growth in private banking business in the first half of 2005. Credit facilities income fell by HK$82 million as all corporate loan origination fees are now reported as part of interest income under the new accounting policies that came into effect on 1 January 2005. Card services income rose by 18.0 per cent, underpinned by 20.6 per cent growth in card spending. Insurance agency commissions and trade finance also recorded encouraging growth, reflecting the business growth of the Commercial Banking Customer Group.

Compared with the second half of 2004, net fee income rose by HK$34 million, or 2.3 per cent, mainly contributed by growth in card services fees and insurance agency commission.

Trading income

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Net interest income	**44**	–	–
Dealing profits:			
- foreign exchange	**277**	530	445
- securities, derivatives and other trading activities	**112**	28	21
	389	558	466
	433	558	466

Trading income fell by HK$125 million, or 22.4 per cent (a fall of HK$169 million, or 30.3 per cent, excluding interest income and expenses from trading financial instruments), compared with the first half of 2004. This was mainly due to the HK$253 million fall in foreign exchange income which included the revaluation loss of HK$147 million of foreign exchange contracts used for hedging on-balance sheet positions.

Income from securities, derivatives and other trading activities rose by HK$84 million, mainly due to the rise in profit from derivatives of HK$136 million, attributable mainly to the packaging of structured investment products for commercial and personal customers.

Compared with the second half of 2004, trading income fell by HK$33 million, or 7.1 per cent (a fall of HK$77 million, or 16.5 per cent, excluding interest income and expenses).

Net income from financial instruments designated as at fair value

Net income from financial instruments designated as at fair value through profit or loss amounted to HK$50 million, including net interest income and expenses, investment income, and revaluation gains and losses. Financial assets, liabilities and derivatives are designated as at fair value through profit or loss mainly to achieve economic hedge of market risks and are not for short-term trading. Certain long-term insurance fund assets are also designated as at fair value through profit or loss to meet policyholders' liabilities. Before the change in accounting policies effective 1 January 2005, these income were reported under their respective income categories.

Analysis of income from wealth management businesses

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Investment income:			
- retail investment products and funds under management ♦	**789**	869	630
- securities/stockbroking	**233**	295	265
- margin trading	**33**	33	33
	1,055	1,197	928
Insurance income:			
- life insurance			
-- underwriting including embedded value	**334**	387	236
-- life investment income ♦♦	**209**	79	339
- general insurance and others	**161**	150	119
	704	616	694
Total	**1,759**	1,813	1,622

♦ *Income from retail investment products and funds under management included those which were reported under fees and commissions including the sale of unit trust funds, third party investment products and private banking business. This also included profit on issue of structured investment products, reported under trading income.*

♦♦ *Investment income from insurance funds included those reported as net interest income, trading income, net income from financial instruments designated as at fair value and net investment income on assets backing policyholder liabilities.*

Wealth management business related income fell slightly by HK$54 million, or 3.0 per cent, compared with the first half of 2004. Investment income fell by HK$142 million, or 11.9 per cent. In a rising interest rate environment, the focus of the Bank's investment services shifted from capital guaranteed funds to yield enhancement structured instruments. The Bank continued to widen its investment products range to facilitate customers in capturing market opportunities. Private banking business recorded encouraging growth in both customers and asset management portfolios.

Total funds under management, including discretionary and advisory, grew by 10.6 per cent to HK$99.4 billion during the first half of 2005.

Insurance agency and underwriting income, including embedded value of long-term life contracts, increased by HK$88 million, or 14.3 per cent, following the successful launch of new insurance plans such as 'Three-year Express Wealth' and 'Five-year Excel' with cumulative life protection and wealth benefits.

Compared with the second half of 2004, wealth management business related income rose by HK$137 million, or 8.4 per cent, attributable to the growth of 13.7 per cent and 1.4 per cent in investment services related income and insurance income respectively.

Loan impairment (charges)/releases and other credit risk allowances

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Loan impairment (charges)/releases			
- individually assessed	**(95)**	144	(3)
- collectively assessed			
-- portfolios basis	**(55)**	(96)	(80)
-- individually unimpaired loans	**(152)**	698	114
	(302)	746	31
Of which:			
- new and additional	**(666)**	(241)	(222)
- releases	**314**	932	199
- recoveries	**50**	55	54
	(302)	746	31

Loan impairment charges amounted to HK$302 million, compared with net releases in loan impairment of HK$746 million for the first half of 2004 and HK$31 million for the second half of 2004. The overall loan impairment charges on individually assessed loans amounted to HK$95 million, with new loan impairment charges on certain commercial banking accounts offset by a net release from mortgages and personal loans. This compared with a net release of HK$144 million in the first half of 2004. Impairment loss for small homogeneous loans collectively assessed on a portfolio basis amounted to HK$55 million, compared with HK$96 million for the first half of 2004, reflecting further improvement in credit card charge-offs in the generally stronger economic conditions. Collective assessment of loans determined not to be individually impaired resulted in a charge of HK$152 million, following an update of the historical loss rate to cover the economic cycle. This compared with releases in general provisions of HK$698 million and HK$114 million for the first and second halves of 2004 respectively.

Operating expenses

Figures in HK$m	**Half-year ended 30 June 2005**	Half-year ended 30 June 2004 restated	Half-year ended 31 December 2004 restated
Personnel expenses:			
- salaries and other costs	**1,059**	972	1,093
- retirement benefit costs	**66**	84	85
	1,125	1,056	1,178
General and administrative expenses:			
- rental expenses	**98**	95	98
- other premises and equipment	**343**	319	358
- other operating expenses	**451**	381	483
	892	795	939
Depreciation of business premises and equipment	**135**	126	130
Amortisation of intangible assets	**4**	4	4
	2,156	1,981	2,251
Cost:income ratio	**26.7%**	24.6%	28.1%

Staff numbers by region*

	At 30 June 2005	At 30 June 2004	At 31 December 2004
Hong Kong	**7,148**	7,233	7,229
Mainland and others	**377**	242	313
Total	**7,525**	7,475	7,542

* *Full-time equivalent*

Operating expenses went up by HK$175 million, or 8.8 per cent, compared with the same period last year. Personnel expenses rose by 6.5 per cent, attributable to the salary increment at the beginning of the year and the increase in average headcount of 193, which was mainly related to recruitment for Personal Financial Services business and the expansion of the Mainland network. Increases in IT costs on business and credit control systems accounted for a 7.5 per cent increase in other premises and equipment cost. Other operating expenses rose by 18.4 per cent, due mainly to an increase in marketing expenditure for the promotion of card and insurance products and processing costs as further activities were outsourced to Group service centres in Guangzhou and Shanghai.

Compared with the second half of 2004, operating expenses fell by HK$95 million, or 4.2 per cent, due to the provision made for staff performance bonuses for 2004 in the previous half-year period.

Operating expenses *(continued)*

Full-time equivalent staff at 30 June 2005 was 7,525, a drop of 17 compared with the previous year-end, due to further migration of processing to the Mainland service centres and higher staff turnover. The number of staff on the Mainland increased by 64 in the first half of 2005, following the opening of a sub-branch in Shenzhen and the expansion of the Fuzhou branch.

The cost:income ratio for the first half of 2005 was 26.7 per cent, compared with 24.6 per cent and 28.1 per cent for the first and second halves of 2004.

Profit on disposal of tangible fixed assets and financial investments

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Profit on disposal of financial investments			
- realisation of amounts previously recognised in revaluation reserves at beginning of the period	**327**	301	80
- gains arising in current period	**1**	28	3
	328	329	83
Profit less loss on disposal of tangible fixed assets	**20**	20	10
	348	349	93

Tax expenses

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*	*Half-year ended 31 December 2004 restated*
Current tax - provision for Hong Kong profits tax			
Tax for the period	**783**	864	670
Benefit of previously unrecognised tax losses	**–**	(1)	1
(Over)/under-provision in respect of prior years	**–**	(15)	3
	783	848	674
Current tax - taxation outside Hong Kong			
Tax for the period	**6**	3	4
Deferred tax			
Origination and reversal of temporary differences	**135**	141	41
Total tax expenses per profit and loss account	**924**	992	719
Share of associated companies' taxation	**110**	2	54
Total tax expenses (including share of associated companies' taxation)	**1,034**	994	773
Effective tax rate	**14.4%**	13.7%	12.7%

The current tax provision is based on the estimated assessable profit for the first half of 2005, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR using the Hong Kong profits tax rate of 17.5 per cent (17.5 per cent for 2004). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in the reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share for the first half of 2005 is based on earnings of HK$6,045 million (HK$6,188 million for the first half of 2004) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2004).

Dividends per share

	Half-year ended 30 June 2005		*Half-year ended 30 June 2004*		*Half-year ended 31 December 2004*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*	*HK$ per share*	*HK$m*
First interim	**1.10**	**2,103**	1.10	2,103	–	–
Second interim	**1.10**	**2,103**	1.10	2,103	–	–
Third interim	–	–	–	–	1.10	2,103
Fourth interim	–	–	–	–	1.90	3,633
	2.20	**4,206**	2.20	4,206	3.00	5,736

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and available-for-sale equities.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Personal Financial Services

Personal Financial Services (PFS) reported a growth of 12.8 per cent in pre-tax profit, underpinned by the growth in net interest income and a net release in loan impairment loss, mainly from mortgages and personal loans.

Net interest income grew by 20.4 per cent, benefiting from the growth in average deposits and a widening of deposits spreads as the local market interest rates moved up after a prolonged period of exceptionally low levels. The expansion of the consumer lending portfolio also contributed to the growth in net interest income despite further decline in mortgage portfolio yields.

The wealth management business remained the core of the PFS business. In a rising interest rate environment, the focus of investment services shifted from capital guaranteed funds to yield enhancement structured products and the further widening of the investment product range. Private banking business recorded encouraging growth in both customers and asset management portfolios. Insurance continued to record satisfactory growth with a rise of 6.7 per cent in life annualised premiums following the successful launch of new insurance plans featuring cumulative life protection and wealth benefits. Credit card services income rose satisfactorily, driven by the growth of 10.6 per cent and 20.6 per cent in card base and cardholder spending respectively.

Net fees income (mainly including the sales of retail investment products and stockbroking and related income) fell by HK$186 million or 13.5 per cent. Net earned insurance premiums rose by 39.1 per cent, mainly contributed from renewed policies as the life insurance in-force policies continued to expand apart from the growth in new policies. Other operating income rose by HK$65 million or 14.9 per cent.

During the first half of 2005, PFS customer advances grew by 1.2 per cent, recorded in mortgages, card and personal loans, despite the fall in mortgages under the suspended GHOS. Customer deposits were 0.8 per cent lower, compared with the end of last year.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Commercial Banking

Commercial Banking (CMB) reported pre-tax profit of HK$437 million, a fall of 66.7 per cent compared with the same period last year. This fall was largely due to the net charge for loan impairment of HK$453 million compared with a net release of HK$581 million in the first half of 2004. At the operating profit prior to loans impairment loss, CMB recorded growth of 4.9 per cent.

Net interest income increased by 17.4 per cent, underpinned by the strong growth in average customer advances of 30.9 per cent and the widening of deposits spreads. Growth of 6.8 per cent in trade finance income, consistent with the increase in trade services turnover, was outweighed by a fall in investment services income, resulting in an overall decline of 9.0 per cent in net fee income, net earned insurance premiums and other operating income.

Customer advances rose by 11.7 per cent. There was particularly strong growth of 14.1 per cent recorded in trade finance as CMB further leveraged its strong relationship management team, trade services capabilities and branches on the Mainland and in Macau to provide customised services to meet customers' needs.

Corporate and Institutional Banking

Corporate and Institutional Banking (CIB) reported a pre-tax profit of HK$171 million, 60.2 per cent lower than the same period last year. This was affected by the collectively assessed loan impairment charges of HK$109 million compared with a net release of HK$116 million in the first half of 2004. Operating profit before loans impairment loss was down by 10.8 per cent with the fall in fees and other operating income outweighing the growth in net interest income, driven by the growth of average customer advances and improved deposits spreads.

During the first half of 2005, corporate advances grew by 3.5 per cent.

Treasury

Treasury's pre-tax profit fell by 40.9 per cent. Net interest income fell by 31.5 per cent, affected by the rise in funding costs and fewer gapping opportunities due to the flattening of the yield curves. Trading income fell by 66.3 per cent, mainly affected by the fall of HK$91 million in foreign exchange income as a result of the drop in customer trade turnover, and the losses from the economic hedges under the new accounting standards. Income from derivatives trading rose by HK$47 million, attributable mainly to increased sales of structured investment products to commercial and personal customers.

Other

Other showed a significant increase of 153.4 per cent in pre-tax profit. This was mainly attributable to the surplus on revaluation of properties and the improved return on shareholders' funds following the rise in market interest rates.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2005							
Income and expenses							
Net interest income	3,363	734	302	686	257	(78)	5,264
Net fee income	1,196	277	36	(11)	28	–	1,526
Net earned insurance premiums	2,619	109	–	–	–	–	2,728
Other operating income	500	122	8	136	137	78	981
Inter-segment income	–	–	–	–	154	(154)	–
Total operating income	7,678	1,242	346	811	576	(154)	10,499
Net insurance claims incurred and movement in policyholder liabilities	(2,387)	(22)	–	–	–	–	(2,409)
Net operating income before loan impairment (charges)/ releases and other credit risk allowances	5,291	1,220	346	811	576	(154)	8,090
Loan impairment (charges)/ releases and other credit risk allowances	260	(453)	(109)	–	–	–	(302)
Net operating income	5,551	767	237	811	576	(154)	7,788
Total operating expenses ♦	(1,468)	(429)	(63)	(80)	(116)	–	(2,156)
Inter-segment expenses	(123)	(25)	(3)	(3)	–	154	–
Operating profit	3,960	313	171	728	460	–	5,632
Profit on disposal of tangible fixed assets and financial investments	–	–	–	–	348	–	348
Net surplus on property revaluation	–	–	–	–	877	–	877
Share of profits of associated companies	10	124	–	56	15	–	205
Profit before tax	3,970	437	171	784	1,700	–	7,062
Share of pre-tax profit	56.2%	6.2%	2.4%	11.1%	24.1%	–	100.0%
Operating profit excluding inter-segment transactions	4,083	338	174	731	306	–	5,632
♦ Included in operating expenses is depreciation/ amortisation of	(50)	(9)	(1)	(1)	(78)	–	(139)
At 30 June 2005							
Total assets	146,398	52,351	80,182	267,687	23,101	–	569,719
Total liabilities	353,402	73,003	29,628	61,214	10,041	–	527,288
Investments in associated companies	96	1,210	–	546	597	–	2,449
Capital expenditure incurred during the period	63	13	5	1	15	–	97

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total restated*
Half-year ended 30 June 2004							
Income and expenses							
Net interest income	2,794	625	259	1,002	35	–	4,715
Net fee income	1,382	320	106	(9)	22	–	1,821
Net earned insurance premiums	1,883	115	–	–	–	–	1,998
Other operating income	435	123	8	404	141	–	1,111
Inter-segment income	–	–	–	–	159	(159)	–
Total operating income	6,494	1,183	373	1,397	357	(159)	9,645
Net insurance claims incurred and movement in policyholder liabilities	(1,560)	(34)	–	–	–	–	(1,594)
Net operating income before loan impairment releases and other credit risk allowances	4,934	1,149	373	1,397	357	(159)	8,051
Loan impairment releases and other credit risk allowances	49	581	116	–	–	–	746
Net operating income	4,983	1,730	489	1,397	357	(159)	8,797
Total operating expenses[♦]	(1,334)	(393)	(56)	(68)	(130)	–	(1,981)
Inter-segment expenses	(128)	(26)	(3)	(2)	–	159	–
Operating profit	3,521	1,311	430	1,327	227	–	6,816
Profit on disposal of tangible fixed assets and financial investments	–	–	–	–	349	–	349
Net surplus on property revaluation	–	–	–	–	91	–	91
Share of profits of associated companies	–	–	–	–	4	–	4
Profit before tax	3,521	1,311	430	1,327	671	–	7,260
Share of pre-tax profit	48.5%	18.1%	5.9%	18.3%	9.2%	–	100.0%
Operating profit excluding inter-segment transactions	3,649	1,337	433	1,329	68	–	6,816
[♦]Included in operating expenses is depreciation/ amortisation of	(53)	(9)	(1)	(1)	(66)	–	(130)
At 30 June 2004							
Total assets	140,417	42,376	75,152	222,498	22,115	–	502,558
Total liabilities	327,788	72,671	24,605	18,538	18,890	–	462,492
Investments in associated companies	90	1,075	–	470	468	–	2,103
Capital expenditure incurred during the period	35	6	1	1	15	–	58

Segmental analysis *(continued)*

(b) By customer group *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total restated*
Half-year ended 31 December 2004							
Income and expenses							
Net interest income	2,912	706	337	848	177	–	4,980
Net fee income	1,083	306	95	(10)	18	–	1,492
Net earned insurance premiums	2,346	128	–	–	–	–	2,474
Other operating income	726	140	8	303	125	–	1,302
Inter-segment income	–	–	–	–	161	(161)	–
Total operating income	7,067	1,280	440	1,141	481	(161)	10,248
Net insurance claims incurred and movement in policyholder liabilities	(2,199)	(47)	–	–	–	–	(2,246)
Net operating income before loan impairment releases and other credit risk allowances	4,868	1,233	440	1,141	481	(161)	8,002
Loan impairment releases and other credit risk allowances	2	15	14	–	–	–	31
Net operating income	4,870	1,248	454	1,141	481	(161)	8,033
Total operating expenses†	(1,498)	(481)	(42)	(91)	(139)	–	(2,251)
Inter-segment expenses	(128)	(3)	(27)	(3)	–	161	–
Operating profit	3,244	764	385	1,047	342	–	5,782
Profit on disposal of tangible fixed assets and financial investments	–	–	–	(4)	97	–	93
Net surplus on property revaluation	–	–	–	–	55	–	55
Share of profits of associated companies	4	45	–	20	24	–	93
Profit before tax	3,248	809	385	1,063	518	–	6,023
Share of pre-tax profit	53.9%	13.4%	6.4%	17.7%	8.6%	–	100.0%
Operating profit excluding inter-segment transactions	3,372	767	412	1,050	181	–	5,782
†Included in operating expenses is depreciation/ amortisation of	(51)	(9)	(1)	(1)	(72)	–	(134)
At 31 December 2004							
Total assets	142,592	46,712	77,353	256,368	23,963	–	546,988
Total liabilities	353,076	77,712	25,150	21,553	27,721		505,212
Investments in associated companies	94	1,123	–	491	591	–	2,299
Capital expenditure incurred during the period	69	11	1	1	8	–	90

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total restated*
Half-year ended 30 June 2005				
Income and expenses				
Total operating income	**9,441**	**962**	**96**	**10,499**
Profit before tax	**5,877**	**947**	**238**	**7,062**
At 30 June 2005				
Total assets	**485,067**	**64,811**	**19,841**	**569,719**
Total liabilities	**510,484**	**10,095**	**6,709**	**527,288**
Capital expenditure incurred during period	**81**	–	**16**	**97**
Contingent liabilities and commitments	**145,296**	–	**3,429**	**148,725**
Half-year ended 30 June 2004				
Income and expenses				
Total operating income	8,863	731	51	9,645
Profit before tax	6,524	718	18	7,260
At 30 June 2004				
Total assets	421,676	65,212	15,670	502,558
Total liabilities	448,473	7,967	6,052	462,492
Capital expenditure incurred during period	55	–	3	58
Contingent liabilities and commitments	111,159	113	1,938	113,210

Segmental analysis *(continued)*

(b) By geographical region *(continued)*

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total restated*
Half-year ended 31 December 2004				
Income and expenses				
Total operating income	9,310	863	75	10,248
Profit before tax	5,075	848	100	6,023
At 31 December 2004				
Total assets	460,653	69,675	16,660	546,988
Total liabilities	490,711	9,315	5,186	505,212
Capital expenditure incurred during period	88	–	2	90
Contingent liabilities and commitments	127,246	–	2,925	130,171

Analysis of financial assets and liabilities by accounting treatment

The following matrix sets out the financial assets and liabilities by type and by accounting treatment on adoption of HKAS 39. The related changes in accounting policies are set out on page 64.

Figures in HK$m	*Trading*	*Fair value through profit or loss*	*Available for sale*	*Amortised cost*	*Total*
At 30 June 2005					
Financial assets					
Cash and short-term funds	–	–	–	**50,966**	**50,966**
Placings with banks maturing after one month	–	–	–	**22,832**	**22,832**
Treasury bills	**1,843**	–	**4,604**	–	**6,447**
Certificates of deposit	**1,017**	**190**	**30,614**	**1,124**	**32,945**
Investment securities	**10,952**	**3,553**	**149,373**	**7,236**	**171,114**
Derivatives financial instruments	**1,326**	**3**	**223**	–	**1,552**
Advances to customers	–	–	–	**260,512**	**260,512**
Financial liabilities					
Deposits by banks	–	–	–	**34,753**	**34,753**
Customer accounts	**7,475**	–	–	**430,395**	**437,870**
Certificates of deposit and other debt securities in issue	**9,836**	–	–	**11,158**	**20,994**
Securities net short position	**7,047**	–	–	–	**7,047**
Derivatives financial instruments	**1,243**	**23**	**591**	–	**1,857**
Liabilities to customers under investment contracts	–	–	–	**542**	**542**
Liabilities to customers under insurance contracts	–	–	–	**11,558**	**11,558**
Subordinated debts	–	**995**	–	**1,496**	**2,491**

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the classification set out in the table for 'Analysis of financial assets and liabilities by accounting treatment' on page 34.

Figures in HK$m	*Repayable on demand*	*Less than three months*	*Three months to one year*	*One year to five years*	*Over five years*	*Total*
At 30 June 2005						
Assets						
Cash and short-term funds	**7,735**	**43,231**	–	–	–	**50,966**
Placings with banks maturing after one month	–	**14,436**	**8,192**	**204**	–	**22,832**
Treasury bills	–	**3,869**	**2,578**	–	–	**6,447**
Certificates of deposit	**59**	**5,285**	**10,798**	**15,514**	**1,289**	**32,945**
Investment securities	–	**9,498**	**26,189**	**119,437**	**15,990**	**171,114**
Derivatives financial instruments	–	**1,552**	–	–	–	**1,552**
Advances to customers	**13,625**	**32,801**	**30,977**	**92,770**	**90,339**	**260,512**
	21,419	**110,672**	**78,734**	**227,925**	**107,618**	**546,368**
Liabilities						
Deposits by banks	**4,800**	**29,953**	–	–	–	**34,753**
Customer accounts	**245,003**	**179,555**	**9,010**	**3,552**	**750**	**437,870**
Certificates of deposit and other debt securities in issue	–	**278**	**3,392**	**16,638**	**686**	**20,994**
Derivatives financial instruments	–	**1,857**	–	–	–	**1,857**
Securities net short position	–	**7,047**	–	–	–	**7,047**
Liabilities to customers under investment contracts	**542**	–	–	–	–	**542**
Liabilities to customers under insurance contracts	–	–	–	–	**11,558**	**11,558**
Subordinated debts	–	–	–	**995**	**1,496**	**2,491**
	250,345	**218,690**	**12,402**	**21,185**	**14,490**	**517,112**

Cash and short-term funds

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Cash in hand and balances with banks and other financial institutions	**7,816**	5,946	7,248
Money at call and placings with banks maturing within one month	**43,150**	56,267	57,597
	50,966	62,213	64,845

Trading securities

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Treasury bills	**1,843**	1,657	2,704
Certificates of deposit	**1,017**	63	70
Equity investments	**32**	919	1,136
Other debt securities	**10,920**	1,314	2,090
	13,812	3,953	6,000

Financial assets designated as at fair value through profit or loss

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Certificates of deposit	**190**	–	–
Equity investments	**1,161**	–	–
Other debt securities	**2,392**	–	–
	3,743	–	–

Financial assets are designated as at fair value through profit or loss at inception, usually together with the related liabilities or derivatives for economic hedge. The policy and criteria for financial instruments designated as at fair value through profit or loss are set out in note 1 of the additional information on page 60. The figures also include those financial assets of life insurance funds designated as at fair value for backing policyholder liabilities.

Advances to customers

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Gross advances to customers	**261,713**	247,615	252,564
Loans impairment allowances:			
- individually assessed	**(733)**	(787)	(692)
- collectively assessed	**(468)**	(434)	(319)
	260,512	246,394	251,553

Included in advances to customers are:			
- trade bills	**3,015**	2,861	3,053
- loans impairment allowances	**(12)**	(12)	(8)
	3,003	2,849	3,045

Loans impairment allowances against advances to customers

Figures in HK$m	***Individually assessed***	***Collectively assessed***		***Total***
		Portfolio basis	***Individual unimpaired loans***	
At 1 January 2005	**692**	**30**	**289**	**1,011**
Amounts written off	**(69)**	**(84)**	–	**(153)**
Recoveries of advances written off in previous years	**24**	**26**	–	**50**
New impairment allowances charged to profit and loss account	**430**	**84**	**152**	**666**
Impairment allowances released to profit and loss account	**(335)**	**(29)**	–	**(364)**
Unwind of discount of loans impairment loss	**(9)**	–	–	**(9)**
At 30 June 2005	**733**	**27**	**441**	**1,201**

Total loans impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2005	*At 30 June 2004 restated*	*At 31 December 2004 restated*
	%	%	%
Loans impairment allowances			
- individually assessed	**0.28**	0.32	0.27
- collectively assessed			
-- portfolio basis	**0.01**	0.01	0.01
-- individually unimpaired loans	**0.17**	0.16	0.11
Total loans impairment allowances	**0.46**	0.49	0.39

Total loans impairment allowances as a percentage of gross advances to customers rose to 0.46 per cent as at 30 June 2005, compared with 0.39 per cent at the end of 2004. Individually assessed allowances as a percentage of gross advances stood at the same level as last year-end at 0.28 per cent. Collectively assessed allowances rose by six basis points to 0.18 per cent of gross advances to customers, compared with 0.12 per cent at the end of 2004, following an update of the historical loss rate for calculation of allowances for collective assessment of loans which were individually determined to be unimpaired.

Impaired loans to customers and allowances

The amounts of impaired loans to customers are as follows:

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Gross impaired loans	**1,946**	3,434	1,793
Loans impairment allowances	**(760)**	(818)	(722)
Net impaired loans	**1,186**	2,616	1,071
Loans impairment allowances as a percentage of gross impaired loans	**39.1%**	23.8%	40.3%
Gross impaired loans as a percentage of gross advances to customers	**0.7%**	1.4%	0.7%

Impaired loans to customers are those advances where full repayment of principal and/or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired loans rose by HK$153 million, or 8.5 per cent, to HK$1,946 million, compared with the end of 2004, the net effect of the increase in commercial banking impaired loans and the recovery from residential mortgages. Compared with 30 June 2004, gross impaired loans decreased by HK$1,488 million, or 43.3 per cent, mainly due to the repayment of certain corporate customers. Loans impairment allowances as a percentage of gross impaired loans improved to 39.1 per cent from 40.3 per cent at the end of 2004.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2005		*At 30 June 2004 restated*		*At 31 December 2004 restated*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:						
- six months or less but over three months	**500**	**0.2**	715	0.3	587	0.2
- one year or less but over six months	**224**	**0.1**	378	0.1	304	0.1
- over one year	**423**	**0.1**	507	0.2	430	0.2
	1,147	**0.4**	1,600	0.6	1,321	0.5

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers is as follows:

	At 30 June 2005		*At 30 June 2004 restated*		*At 31 December 2004 restated*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Rescheduled advances to customers	**357**	**0.1**	2,621	1.1	1,512	0.6

Rescheduled advances are those which have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concession terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances which have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 40).

Rescheduled advances reduced by HK$1,155 million, or 76.4 per cent, to HK$357 million at 30 June 2005, representing 0.1 per cent of gross advances to customers. The reduction was mainly the result of the repayment and upgrade of corporate customers and personal loans.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2005, over 90 per cent of the Group's advances to customers and the related impaired loans and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2004 and 31 December 2004).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
Property development	**15,048**	13,909	12,818
Property investment	**41,986**	39,960	44,732
Financial concerns	**4,399**	4,819	3,996
Stockbrokers	**298**	372	314
Wholesale and retail trade	**5,244**	5,107	5,460
Manufacturing	**7,770**	3,733	4,384
Transport and transport equipment	**12,080**	11,416	11,173
Other	**23,535**	20,392	22,010
	110,360	99,708	104,887
Individuals			
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**24,713**	28,177	26,386
Advances for the purchase of other residential properties	**81,545**	80,740	79,987
Credit card advances	**6,583**	5,508	6,534
Other	**7,385**	7,435	7,122
	120,226	121,860	120,029
Total gross advances for use in Hong Kong	**230,586**	221,568	224,916
Trade finance	**16,910**	15,807	15,539
Gross advances for use outside Hong Kong	**14,217**	10,240	12,109
Gross advances to customers	**261,713**	247,615	252,564

Lending to the industrial, commercial and financial sectors rose by 5.2 per cent during the first half of 2005. Financial concerns, including investment holding vehicles, grew by 10.1 per cent. Wholesale, retail and manufacturing together were up by 32.2 per cent, reflecting the continued expansion of the economy. Lending to the transport and transport equipment sector, mainly taxi and other motor vehicle loans, also recorded a growth of 8.1 per cent.

Individual lending was up 0.2 per cent compared with the end of 2004, or up 2.0 per cent excluding mortgages under the GHOS Scheme which is still in suspension. Residential mortgages went up by 1.9 per cent in an active and competitive market. Card advances and others, mainly personal advances, together grew 2.3 per cent as the Bank continued to promote consumer finance.

Gross advances to customers by industry sector *(continued)*

Trade finance advances recorded an encouraging growth of 8.8 per cent, benefiting from further increase in external trade activities.

Gross advances for use outside Hong Kong rose by 17.4 per cent, largely due to growth in lending activity by our mainland branches.

Financial investments

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Available-for-sale at fair value			
- equity investments	**1,560**	1,484	1,838
- certificates of deposit and other debt securities	**183,030**	–	–
Held-to-maturity at amortised cost debt securities	**8,361**	160,634	181,100
	192,951	162,118	182,938
Fair value of held-to-maturity debt securities	**8,818**	160,796	182,577
Treasury bills	**4,604**	3,715	3,923
Certificates of deposit	**31,738**	33,295	35,393
Equity shares	**1,560**	1,484	1,838
Other debt securities	**155,049**	123,624	141,784
	192,951	162,118	182,938

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity investments intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity.

On adoption of HKAS 39 on 1 January 2005, the Group has reclassified all held-to-maturity debt securities as available-for-sale, with the exception of certain life insurance fund portfolios. This is to maintain the flexibility of the Group in managing its liquidity and interest rate risks.

Analysis of securities by counterparty and place of listing

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Trading securities	**13,812**	3,953	6,000
Financial assets designated as at fair value through profit or loss	**3,743**	–	–
Financial investments	**192,951**	162,118	182,938
	210,506	166,071	188,938
At carrying value			
Issued by public bodies:			
- central governments and central banks	**25,157**	19,840	24,161
- other public sector entities	**12,664**	11,535	13,934
	37,821	31,375	38,095
Issued by other bodies:			
- banks and other financial institutions	**151,264**	112,859	128,129
- corporate entities	**21,421**	21,837	22,714
	172,685	134,696	150,843
	210,506	166,071	188,938
- listed in Hong Kong	**7,429**	6,814	8,069
- listed outside Hong Kong	**2,366**	26,854	29,000
	9,795	33,668	37,069
- unlisted	**200,711**	132,403	151,869
	210,506	166,071	188,938
At fair value			
Issued by public bodies:			
- central governments and central banks	**25,172**	19,791	24,435
- other public sector entities	**12,680**	11,739	14,371
	37,852	31,530	38,806
Issued by other bodies:			
- banks and other financial institutions	**151,689**	112,854	128,722
- corporate entities	**21,422**	21,849	22,887
	173,111	134,703	151,609
	210,963	166,233	190,415
- listed in Hong Kong	**7,433**	6,801	8,176
- listed outside Hong Kong	**2,404**	26,845	29,023
	9,837	33,646	37,199
- unlisted	**201,126**	132,587	153,216
	210,963	166,233	190,415

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheets are analysed as follows:

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004*	*At 31 December 2004*
Amounts due from:			
Cash in hand and balances with banks and other financial institutions	**1,013**	1,588	1,227
Placings with banks	**4,619**	3,222	2,416
Trading securities	**50**	–	154
Financial assets designated as at fair value through profit or loss	**155**	–	–
Financial investments	**1,236**	1,557	1,574
Other assets	**228**	248	224
	7,301	6,615	5,595
Amounts due to:			
Customer accounts	**136**	147	165
Deposits from banks	**9,946**	7,002	3,301
Other liabilities	**770**	384	465
	10,852	7,533	3,931

Investments in associated companies

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Share of net assets	**2,138**	2,103	1,988
Goodwill	**311**	–	311
	2,449	2,103	2,299

Intangible assets

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Value of in-force long-term assurance business	**1,409**	1,128	1,249
Other intangible assets	**17**	18	17
	1,426	1,146	1,266

Other assets

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Items in the course of collection from other banks	**3,858**	4,235	4,456
Prepayments and accrued income	**3,328**	2,873	3,029
Deferred tax assets	**7**	17	11
Non current assets held for sale	**237**	385	320
Other accounts	**1,574**	2,056	2,164
	9,004	9,566	9,980

On adoption of HKFRS5, repossessed collateral assets have been reclassified from 'Advances to customers' to 'Non current assets held for sale' under 'Other assets'.

Current, savings and other deposit accounts

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Current, savings and other deposit accounts:			
- as per consolidated balance sheet	**430,395**	418,638	447,460
- structured deposits reported as trading liabilities	**7,475**	–	–
	437,870	418,638	447,460
By type:			
- demand and current accounts	**29,583**	33,183	36,148
- savings accounts	**212,344**	231,135	251,192
- time and other deposits	**195,943**	154,320	160,120
	437,870	418,638	447,460

Certificates of deposit and other debt securities in issue

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Certificates of deposit and other debt securities in issue:			
- as per consolidated balance sheet	**11,158**	9,807	16,055
- structured certificates of deposit and other debt securities in issue reported as trading liabilities	**9,836**	–	–
	20,994	9,807	16,055
By type:			
- Certificates of deposit in issue	**20,839**	9,807	15,409
- Other debt securities in issue	**155**	–	646
	20,994	9,807	16,055

Current, savings and other deposit accounts (including structured deposits reported as trading liabilities) fell by HK$9.6 billion, or 2.1 per cent, to HK$437.9 billion at 30 June 2005, compared with the last year-end. Certificates of deposit and other debt securities in issue (including those reported as trading liabilities) rose by HK$4.9 billion to HK$21.0 billion at 30 June 2005. As interest rates gradually moved up, customer deposits shifted from current and savings accounts to time deposits. Certificates of deposit and other deposit instruments with yield enhancement features also gained in popularity.

Trading liabilities

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Certificates of deposit and other debt securities in issue	**9,836**	–	–
Structured deposits	**7,475**	–	–
Short positions in securities	**7,047**	2,657	5,840
	24,358	2,657	5,840

Trading liabilities includes customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Items in the course of transmission to other banks	**5,629**	5,162	6,136
Accruals	**1,124**	1,703	2,303
Long-term liabilities attributable to policy holders	–	6,342	8,291
Other	**1,113**	1,988	4,252
	7,866	15,195	20,982

Subordinated liabilities

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004*	*At 31 December 2004*
Floating rate subordinated notes due 2015	**1,496**	–	–
4.125 per cent subordinated notes due 2015 reported as financial liabilities designated as at fair value through profit or loss	**995**	–	–
	2,491	–	–

In June 2005, the Bank issued subordinated notes of total nominal value of HK$2,500 million, divided into a fixed rate tranche of HK$1,000 million and a floating rate tranche of HK$1,500 million. Both tranches will mature on or about 23 June 2015 with a one-time call option in June 2010 (call option date).

The fixed rate notes bear an interest rate of 4.125 per cent per annum payable semi-annually from the issue date to the call option date at which point, if the notes are not redeemed, the interest rate will be reset to three-month HIBOR plus 0.825 per cent, payable quarterly.

The floating rate notes bear an interest at three-month HIBOR plus 35 basis points payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed, the interest rate will be reset to three-month HIBOR plus 0.85 per cent.

Shareholders' funds

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*	*At 31 December 2004 restated*
Share capital	**9,559**	9,559	9,559
Retained profits	**26,222**	24,293	23,854
Premises revaluation reserve	**3,387**	2,615	2,778
Long-term equity investment revaluation reserve	**–**	635	935
Cash flow hedge reserve	**(256)**	–	–
Available-for-sale investment reserve	**294**	–	–
Capital redemption and share option reserves	**193**	137	165
Other reserves	**(2)**	–	–
Total reserves	**29,838**	27,680	27,732
	39,397	37,239	37,291
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**41,500**	39,342	40,924
Return on average shareholders' funds	**29.7%**	32.0%	25.2%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the first half of 2005.

Shareholders' funds (excluding proposed dividends) rose by HK$2,106 million, or 5.6 per cent, to HK$39,397 million at 30 June 2005. Retained profits increased by HK$2,368 million and premises revaluation reserve rose by HK$609 million, reflecting the rise in the property market.

The return on average shareholders' funds was 29.7 per cent, compared with 32.0 per cent and 25.2 per cent for the first and second halves of 2004 respectively.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004*	*At 31 December 2004*
Capital base			
Tier 1 capital			
- share capital	**9,559**	9,559	9,559
- retained profits	**21,829**	21,193	20,560
- classified as regulatory reserve	**(468)**	–	–
- capital redemption reserve	**99**	99	99
- less: goodwill	**(311)**	(311)	(302)
- total	**30,708**	30,540	29,916
Tier 2 capital			
- property revaluation reserve	**4,710**	4,965	5,322
- available-for-sale investment and equity revaluation reserve	**350**	422	625
- collective impairment allowances	**468**	403	289
- regulatory reserve	**468**	–	–
- term subordinated debt	**2,491**	–	–
- total	**8,487**	5,790	6,236
Unconsolidated investments and other deductions	**(2,871)**	(2,606)	(2,829)
Total capital base after deductions	**36,324**	33,724	33,323
Risk-weighted assets			
On-balance sheet	**276,339**	245,792	259,429
Off-balance sheet	**17,698**	15,591	16,577
Total risk-weighted assets	**294,037**	261,383	276,006
Total risk-weighted assets adjusted for market risk	**292,331**	263,236	277,029
Capital adequacy ratios			
After adjusting for market risk			
- tier 1♦	**10.5%**	11.6%	10.8%
- total♦	**12.4%**	12.8%	12.0%
Before adjusting for market risk			
- tier 1	**10.4%**	11.7%	10.8%
- total	**12.4%**	12.9%	12.1%

♦ *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting", the Bank has earmarked a "Regulatory Reserve" from retained profits and it is included as tier 2 capital together with the Bank's collective impairment allowances after the adoption of HKAS 39.

Capital resources management *(continued)*

The total capital ratio rose by 0.4 percentage points to 12.4 per cent at 30 June 2005, compared with 12.0 per cent at 31 December 2004. The capital base at 30 June 2005 increased by HK$3,001 million to HK$36,324 million. In June 2005, the Bank issued subordinated notes, which qualify as tier 2 capital, amounting to HK$2,491 million to achieve a more balanced capital structure and to support business growth. Risk-weighted assets adjusted for market risk grew by 5.5 per cent, mainly attributable to the increase in advances to customers and debt securities holdings.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2005	*Half-year ended 30 June 2004*	*Half-year ended 31 December 2004*
The Bank and its major banking subsidiaries	**43.6%**	48.1%	46.3%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004 restated*
Operating profit	**5,632**	6,816
Net interest income	**(5,264)**	(4,715)
Dividend income	**(37)**	(76)
Loans impairment charges/(releases) and other credit risk allowances	**302**	(746)
Depreciation	**135**	126
Amortisation of intangible assets	**4**	4
Amortisation of long-term investments	**8**	241
Advances written off net of recoveries	**(112)**	(391)
Interest received	**5,091**	4,592
Interest paid	**(2,537)**	(1,161)
Operating profit before changes in working capital	**3,222**	4,690
Change in placings with banks maturing after one month	**(5,350)**	14,822
Change in trading securities	**3,132**	52
Change in financial assets designated as at fair value through profit or loss	**299**	–
Change in derivatives	**(167)**	76
Change in advances to customers	**(8,856)**	(16,297)
Change in financial investments	**1,277**	(1,497)
Change in other assets	**(171)**	(1,520)
Change in current, savings and other deposit accounts	**(9,789)**	(13,509)
Change in deposits from banks	**22,804**	10,090
Change in trading liabilities	**7,817**	1,143
Change in certificates of deposit and other debt securities in issue	**(1,454)**	1,920
Change in other liabilities	**(731)**	(675)
Change in financial liabilities designated as at fair value through profit or loss	**(1)**	–
Elimination of exchange differences and other non-cash items	**(1,094)**	1,743
Cash generated from operating activities	**10,938**	1,038
Taxation paid	**(222)**	(212)
Net cash inflow from operating activities	**10,716**	826

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004 restated*
Cash in hand and balances with banks and other financial institutions	**7,816**	5,945
Money at call and placings with banks maturing within one month	**41,614**	55,865
Treasury bills	**1,033**	641
Certificates of deposit	**2**	1,069
	50,465	63,520

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 30 June 2005			
Contingent liabilities:			
Guarantees	**13,343**	**13,112**	**3,336**
Commitments:			
Documentary credits and short-term trade-related transactions	**8,845**	**1,782**	**1,764**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	**100,918**	**–**	**–**
- one year and over	**25,593**	**12,796**	**11,770**
Other	**26**	**26**	**26**
	135,382	**14,604**	**13,560**
Exchange rate contracts:			
Spot and forward foreign exchange	**131,827**	**1,346**	**341**
Other exchange rate contracts	**31,916**	**382**	**118**
	163,743	**1,728**	**459**
Interest rate contracts:			
Interest rate swaps	**169,762**	**1,476**	**406**
Other interest rate contracts	**1,669**	**8**	**3**
	171,431	**1,484**	**409**
Other derivative contracts	**311**	**17**	**9**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2004			
Contingent liabilities:			
Guarantees	10,905	10,641	3,580
Commitments:			
Documentary credits and short-term trade-related transactions	9,392	1,878	1,873
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	72,099	–	–
- one year and over	20,649	10,324	9,382
Other	165	165	74
	102,305	12,367	11,329
Exchange rate contracts:			
Spot and forward foreign exchange	76,742	762	220
Other exchange rate contracts	29,534	372	123
	106,276	1,134	343
Interest rate contracts:			
Interest rate swaps	119,216	1,364	316
Other interest rate contracts	6,576	64	28
	125,792	1,428	344
Other derivative contracts	36	3	1

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2004			
Contingent liabilities:			
Guarantees	10,722	10,447	3,501
Commitments:			
Documentary credits and short-term trade-related transactions	9,020	1,844	1,805
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	86,714	–	–
- one year and over	23,677	11,839	10,460
Other	38	38	38
	119,449	13,721	12,303
Exchange rate contracts:			
Spot and forward foreign exchange	138,269	1,066	298
Other exchange rate contracts	23,158	323	106
	161,427	1,389	404
Interest rate contracts:			
Interest rate swaps	120,603	1,421	347
Other interest rate contracts	5,067	15	6
	125,670	1,436	353
Other derivative contracts	1,373	46	23

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivatives contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Contingent liabilities, commitments and derivatives *(continued)*

Off-balance-sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Derivatives financial instruments are held for trading, as financial instruments designated as at the fair value through profit or loss or designated as either fair value hedge or cash flow hedges. The accounting policies for each class of derivatives on adoption of HKAS 39 are set out in note 1 of the additional information on page 60. The following table shows the nominal value and marked-to-market assets and liabilities of each class of derivatives.

	At 30 June 2005		*At 30 June 2004*		*At 31 December 2004*	
Figures in HK$m	*Trading*	*Hedging*	*Trading*	*Non-trading*	*Trading*	*Non-trading*
Contract amounts						
Interest rate contracts	**103,968**	**67,463**	48,677	77,115	54,755	70,915
Exchange rate contacts	**163,743**	–	105,965	311	161,117	310
Other derivative contacts	**311**	–	36	–	1,373	–
	268,002	**67,463**	154,678	77,426	217,245	71,225
Derivative assets:						
Interest rate contracts	**675**	**223**	514	–	519	–
Exchange rate contracts	**647**	–	693	–	1,160	–
Other derivative contracts	**7**	–	2	–	5	–
	1,329	**223**	1,209	–	1,684	–
Derivative liabilities:						
Interest rate contracts	**847**	**591**	524	–	477	–
Exchange rate contracts	**412**	–	437	–	796	–
Other derivative contracts	**7**	–	–	–	–	–
	1,266	**591**	961	–	1,273	–

The above derivative assets, being the total positive marked-to-market value of the derivative contracts and represent their replacement costs as none of these contracts are subject to any bilateral netting arrangement.

Cross-border claims

Cross-border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & other financial institutions*	*Sovereign & public sector entities*	*Other*	*Total*
At 30 June 2005				
Asia-Pacific excluding Hong Kong:				
- Australia	**25,194**	**61**	**954**	**26,209**
- other	**27,760**	**1,600**	**6,197**	**35,557**
	52,954	**1,661**	**7,151**	**61,766**
The Americas:				
- Canada	**19,011**	**4,599**	**1,571**	**25,181**
- other	**13,396**	**2,601**	**10,882**	**26,879**
	32,407	**7,200**	**12,453**	**52,060**
Western Europe:				
- United Kingdom	**25,206**	**15**	**6,897**	**32,118**
- other	**79,498**	**2,577**	**6,757**	**88,832**
	104,704	**2,592**	**13,654**	**120,950**
At 30 June 2004 (restated)				
Asia-Pacific excluding Hong Kong:				
- Australia	19,187	214	1,063	20,464
- other	22,489	1,264	6,638	30,391
	41,676	1,478	7,701	50,855
The Americas:				
- Canada	17,502	6,009	803	24,314
- other	10,058	4,658	10,963	25,679
	27,560	10,667	11,766	49,993
Western Europe:				
- United Kingdom	21,508	16	5,911	27,435
- other	59,735	2,271	4,818	66,824
	81,243	2,287	10,729	94,259

Cross border claims *(continued)*

Figures in HK$m	*Banks & other financial institutions*	*Sovereign & public sector entities*	*Other*	*Total*
At 31 December 2004 (restated)				
Asia-Pacific excluding Hong Kong:				
- Australia	22,023	62	1,223	23,308
- other	26,303	1,530	5,448	33,281
	48,326	1,592	6,671	56,589
The Americas:				
- Canada	19,748	4,957	1,566	26,271
- other	11,326	3,236	10,344	24,906
	31,074	8,193	11,910	51,177
Western Europe:				
- United Kingdom	24,412	16	5,969	30,397
- other	79,577	2,096	6,388	88,061
	103,989	2,112	12,357	118,458

Additional information

1. Accounting policies

This press release has been prepared on a basis consistent with the accounting policies adopted in the 2004 financial statements except for the changes in accounting policies following the adoption on 1 January 2005 of the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('HKFRSs') as set out below.

HKFRS 2: Share-Based Payment ('HKFRS 2')

In prior years, no compensation cost was recognised for share options granted at fair value or not more than 20 per cent discount to fair value. Where the options were granted by the Bank's ultimate holding company without charging the Bank for the value of the option, the value was credited to equity reserves. For restricted share awards, the cost for acquisition of shares for the conditional award was charged to 'staff costs' over the period in respect of which the performance condition applied.

On adoption of HKFRS 2, all share compensations are recognised at fair value which takes into account the vesting conditions related to market performance. Compensation cost is measured at the date of grant based on the assessed value of the option or award and is recognised over the service period, which is usually the vesting period, as part of 'personnel cost'.

The change in accounting policy has been applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004. The unamortised cost of share compensation of HK$66 million at 31 December 2004 (30 June 2004: HK$38 million) was adjusted to retained profits. The personnel costs for the first and second halves of 2004 have been restated to recognise the share compensation cost of HK$19 million and HK$28 million attributable to the periods respectively. Share compensation cost for the first half of 2005 amounting to HK$28 million was recognised through the profit and loss account.

HKFRS 3: Business Combinations ('HKFRS 3')

In prior years, positive goodwill arising from the acquisition of subsidiary and associated companies was amortised over its estimated life, usually taken as 20 years, on a straight-line basis in the profit and loss account.

On adoption of HKFRS 3, positive goodwill is not amortised but is tested for impairment at each balance sheet date at the cash-generating unit level by applying a fair-value-based test in accordance with HKAS 36 'Impairment of Assets'.

The accounting policy on goodwill is applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004. The positive goodwill at 31 December 2004 is restated to reverse all amortisation made prior to that date (HK$9 million) with a corresponding adjustment through retained profit at 31 December 2004. The operating profit for the second half of 2004 is adjusted upwards by HK$9 million to reverse the goodwill amortisation for the period (first half of 2004: nil). No impairment loss has been recognised for the first half of 2005.

Additional information

1. Accounting policies *(continued)*

HKFRS 4: Insurance Contracts ('HKFRS 4')

In prior years, all contracts of insurance business, including investment-linked contracts were accounted as insurance contracts.

On adoption of HKFRS 4, certain long-term insurance contracts which do not transfer significant insurance risks are treated as investment contracts. The financial assets held under these investment contracts are accounted based on their classification in accordance with HKAS 39 as described below. Liabilities under insurance contract are recognised as financial and carried at valuation. No restatement of 2004 comparative figures is required.

HKFRS 5: Non-Current Assets Held for Sale and Discontinued Operations ('HKFRS 5')

In prior years, collateral assets repossessed for recovery of non-performing advances were reported as advances. The carrying value was adjusted to the net realisable value of the repossessed assets and classified as non-performing advances.

On adoption of HKFRS 5, repossessed collateral assets are reported as 'Non-current asset held for sale' under 'Other assets'.

The change in accounting policy has been applied retrospectively and reflected by way of prior year adjustment and the restatement of comparative figures for 2004. At 31 December 2004, repossessed assets of HK$320 million were reclassified from 'Customer advances' to 'Non-current assets held for sale' (30 June 2004: HK$385 million). Gains on disposal of HK$18 million and HK$19 million for the first and second halves of 2004 respectively were re-classified from 'Net charge for bad and doubtful debts' to 'Other operating income'. Gains on disposal of HK$9 million for the first half of 2005 were recorded under 'Other operating income'.

HKAS 17: Leasing ('HKAS 17')

In prior years, leasehold premises were stated at valuation, as valued by professionally qualified valuers. The apportionment of the value between the land and building elements was made by estimating the 'net replacement cost' of the building as the value of the building element, and taking the residual figure as the value of the land element.

On adoption of HKAS 17, where leasehold properties are held for own use and where the land and buildings elements can be allocated reliably as at inception of the lease, the land element is treated as an operating lease. As such, land premiums or other costs for acquiring the leasehold land are amortised over the term of the lease. Where the land and building cannot be allocated reliably as at the inception of the lease, the land and building elements will continue to be treated as finance leases and carried at fair value.

Additional information *(continued)*

1. Accounting policies *(continued)*

The land element of a leasehold premise with the cost of land premium paid separately is accounted for as an operating lease. The revaluation reserve on the leasehold land is de-recognised and the related deferred taxation reversed, while the cost of land premium paid is reflected as a prepayment under 'Other assets' and amortised over the remaining lease term. Amortisation of land premium is recognised as 'Rental charges' instead of depreciation.

The change in accounting policy is adopted retrospectively and reflected by way of prior year adjustment and restatement of comparative figures.

Net increases/(decreases) in the outstanding balances on restatement of the balance sheets

Figures in HK$m	*At 30 June 2004*	*At 31 December 2004*
Assets:		
Premises	(2,501)	(2,511)
Prepayment	616	609
Liabilities and reserves:		
Premises revaluation reserve	(1,435)	(1,502)
Retained profits	(120)	(66)
Deferred tax liabilities	(330)	(334)

Increases/(decreases) in the following items on restatement of the profit and loss accounts

Figures in HK$m	*Half-year ended 30 June 2004*	*Half-year ended 31 December 2004*
Depreciation	(23)	(29)
Rental expense	7	7
Net surplus of revaluation of properties (net of deferred tax)	(25)	17

Rental expense on leasehold land for the first half of 2005 amounted to HK$7 million.

HKAS 19: Employee Benefit ('HKAS 19')

In prior years, only the actuarial gains or losses exceeding the threshold prescribed by HKSSAP 34 were taken into account in calculating the retirement benefit costs of defined benefit schemes.

The revised HKAS 19 effective from 1 January 2005 provides an option for actuarial gains or losses to be recognised in full through 'Retained profits' in the year of occurrence. The Group has elected to take the option to recognise all actuarial gains or losses through retained profits in the current year. To reflect the change in accounting policy, the balance of actuarial loss amounting to HK$82 million has been adjusted through 'Retained profits' as at 31 December 2004. (30 June 2004: actuarial gain of HK$128 million). An actuarial loss for the first half of 2005, amounting to HK$9 million, has been recognised through retained profits.

Additional information *(continued)*

1. **Accounting policies** *(continued)*

HKAS 27: Consolidated and Separate Financial Statements ('HKAS 27')
HKAS Interpretation 12 'Consolidation – Special Purpose Entities' ('Int 12')

Life insurance subsidiary

In prior years, on consolidation of the life insurance subsidiary, long-term assurance assets and liabilities attributable to policyholders were recognised in aggregate under 'Other assets' and 'Other liabilities' respectively. Income from long-term assurance assets was reported together with net earned insurance premiums, less net insurance claims and movement in policyholder liabilities, as 'Insurance underwriting profit' in the profit and loss account.

On adoption of HKAS 27, life insurance subsidiary accounts are consolidated line-by-line. Assets of the life insurance subsidiary, including long-term assurance assets, are reported according to asset type as presented in the Group's consolidated balance sheet. Net earned insurance premiums and net insurance claims are separately shown in the profit and loss account, with income on assets reported under the same income categories as in the Group's consolidated profit and loss account.

The change in accounting policy has been adopted retrospectively and the comparative figures of 2004 have been restated to reflect the aforesaid reclassifications, except for the treatment of financial assets and the related income, in accordance with the requirement of HKAS 39 as described below.

HKAS 38: Intangible Assets ('HKAS 38')

In prior years, costs incurred for development of IT software for internal use were expensed through the profit and loss account as incurred.

On adoption of HKAS 38, costs incurred in the development phase of a project to produce application software for internal use are capitalised and amortised over the software's estimated useful life, usually three years. The change in accounting policy came into effect on 1 January 2005 and the amount of costs capitalised for the first half of 2005 amounted to HK$5 million.

Value of in-force long-term assurance business (embedded value) previously grouped under 'Other assets' are reported under 'Intangible assets' with effect from 1 January 2005.

Additional information *(continued)*

1. **Accounting policies** *(continued)*

HKAS 39: Financial Instruments - Recognition and Measurement

Interest income and expense

In prior years, interest income on loans and advances and debt securities and interest expense on deposits and debt instruments in issue were recognised on an accrual basis using the relative contract or coupon interest rates. When a loan was considered doubtful, interest was suspended and ceased to accrue.

Fees on loan origination are recognised when receivable except when such fees are charged to cover the costs of continuing service to, or risk borne for, the customers, or are interest in nature. In these cases, the fees are recognised on an appropriate basis over the relevant period. Costs associated with loan origination or acquisition are usually charged as interest expenses or operating expenses when incurred. Premiums or discounts of debt securities held, or debt instruments in issue, are amortised over the period from the date of purchase or issue to the date of maturity, as part of interest income or interest expense.

On adoption of HKAS 39, interest income and expenses are recognised using the effective interest method. The calculation of effective interest includes all fees, commissions and costs on loans and advances and premiums and discounts on debt securities.

Interest will continue to be recognised on impaired financial assets using the rate of interest used to discount future cash flows for the purpose of measuring the related impairment loss. Subsequent unwinding of discount allowance is recognised as interest income.

Interest income and interest expense of trading assets and liabilities and financial assets and liabilities designated as at fair value are recognised as part of 'Net trading income' and 'Net income on financial instruments designated as at fair value' respectively in the profit and loss account, instead of 'Interest income' and 'Interest expense' as for those arising from other financial assets and liabilities.

Interest receipt and payment of interest rate derivatives of qualifying hedges will be accounted as interest income or interest expenses following the underlying recognised assets or liabilities. Interest receipts and payments of other interest rate derivatives are recognised as trading income or net income from financial instruments designated as at fair value through profit or loss.

Derivatives financial instruments

In prior years, derivatives financial instruments held for trading purposes were accounted at fair value and carried as assets when the fair value was positive and as liabilities when the fair value was negative. Gains or losses from changes in fair value were recognised through the profit and loss account. Derivatives held for non-trading purposes, including qualifying hedges and synthetic alteration positions in accordance with defined risk management strategies, were accounted for on a basis equivalent to the underlying assets, liabilities and positions.

Additional information

1. Accounting policies *(continued)*

On adoption of HKAS 39, all derivatives are initially recognised at fair value and carried as assets when the fair value is positive and as liabilities when the fair value is negative. Subsequent changes in fair value are recognised depending on the purpose of the derivatives as follows.

Derivatives financial instruments designated as hedges will apply hedge accounting provided certain qualifying criteria are met. There are two types of hedges:

- fair value hedge, a hedge against the fair value of recognised assets or liabilities or firm commitments. This will be accounted for with the changes in fair value of the derivatives, together with the changes in fair value of the hedged assets or liabilities that are attributable to the hedged risk, recorded through the profit and loss account.

- cash flow hedge, a hedge against the cash flows attributable to recognised assets or liabilities or forecast transactions. This is accounted for with changes in the fair value of the derivatives initially through equity, and subsequently released into the profit and loss account in line with the recognition of income or expense of the assets or liabilities being hedged.

Derivatives financial instruments held for trading and those that do not qualify for hedge accounting, will be accounted for with changes in fair value reported through profit and loss account.

Financial assets

In prior years, all financial assets were carried at cost or amortised cost, net of impairment provisions, except for securities held for trading purposes and long-term equity investments which were held at fair value. Gains and losses from change in fair value were recognised in the profit and loss account in respect of securities held for trading, and in equity in respect of long-term equity investments.

On adoption of HKAS 39, financial assets are recognised based on the following classifications:

Loans and advances

Loans and advances not intended for trading are carried at amortised cost taking into account the unamortised portion of fees and costs less impairment allowances.

Held to maturity

Debt securities with fixed maturities that management has the positive intention and ability to hold to maturity are carried at amortised cost.

Additional information *(continued)*

1. Accounting policies *(continued)*

Available for sale

Available-for-sale investments including treasury bills, certificates of deposits, other debt securities and equities intended to be held for an indefinite period of time but which may be sold in response to needs for liquidity or changes in market environment are carried at fair value. Gains and losses from changes in fair value are recognised in equity until the financial asset is derecognised or impaired, at which time the cumulative gain or loss previously recognised in equity will be transferred to the profit and loss account.

Trading securities

Treasury bills, debt securities, equity shares which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term are classified as trading securities. Trading securities are recognised at fair value and transaction costs are taken to the profit and loss account. The changes in fair value are recognised as 'trading income' in the profit and loss account.

Financial assets designated as at fair value through profit or loss

A financial instrument is classified in this category if it meets the criteria set out below, and is so designated by management. The Group designates financial instruments at fair value because the designation:

- eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with Group's documented risk management or investment strategy, and where information about the group is provided internally on that basis to Group's key management personnel; or

- relates to financial instruments containing one or more embedded derivatives which significantly modify the cash flows resulting from the financial instruments, and which would otherwise require separate accounting.

Financial assets so designated are recognised initially at fair value and transaction costs taken directly to the profit and loss account. Regular way purchases of financial assets are accounted for at trade date.

The changes in fair value are recognised as 'Net income on fair value through profit or loss' in the profit and loss account.

Additional information *(continued)*

1. Accounting policies *(continued)*

Impairment of financial assets

Loans and advances

In prior years, provisions for bad and doubtful debts were classified into specific and general provisions. Specific provisions on loans were assessed individually or, for small homogeneous loans, on a portfolio basis. General provisions were assessed on loans which were not identified as impaired individually. The assessment methodologies were in line with the requirements of HKAS 39 as set out below.

On adoption of HKAS 39, impairment allowances are made on a loan when there is objective evidence of impairment as a result of the occurrence of certain loss events (as listed below) that will impact on the estimated future cash flows of the loan. Impairment loss is assessed either individually for individually significant loans, or collectively for loan portfolios with similar credit risk characteristics.

Loss events include:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

Impairment loss of an individually assessed loan is measured as the difference between the carrying value and the present value of estimated future cash flows discounted at the original effective interest rate of the individual loan.

Additional information *(continued)*

1. Accounting policies *(continued)*

For the purpose of collective assessment of impairment, loans are grouped on the basis of similar credit risk characteristics relevant to the estimation of future cash flows. Portfolios of small homogeneous loans are collectively assessed using roll rate or historical loss rate methodologies. Loans which have been assessed individually and determined to have no objective evidence of impairment are grouped by similar credit characteristics and collectively assessed based on historical loss experience of each type of loans and management judgement of the current economic and credit environment.

Other financial assets

In prior years, financial assets, other than loans and advances, were reviewed on each balance sheet date to determine whether there was any indication of impairment. If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account. For investment securities carried at fair value through equity, any loss previously recognised in equity was transferred to the profit and loss account.

On adoption of HKAS 39, held-to-maturity investments and available-for-sale financial assets are assessed for objective evidence of impairment at each balance sheet date. Impairment loss for held-to-maturity investments is recognised through the profit and loss account. When an available-for-sale financial asset is determined to be impaired, the cumulative loss previously recognised in equity will be transferred to the profit and loss account.

Financial liabilities

In prior years, all financial liabilities except trading securities short positions were carried at cost or amortised cost. Trading securities short positions were carried at fair value and any gains and losses from changes in fair value were recognised through the profit and loss account.

On adoption of HKAS 39, the Group's financial liabilities are recognised based on the following classifications:

Trading liabilities

Trading liabilities, include trading securities short positions, customer deposits and debt securities-in-issue for market risks trading and the embedded derivatives, are carried at fair value. Gains and losses from change in fair value are recognised through the profit and loss account.

Financial liabilities designated as at fair value through profit or loss

Financial liabilities designated as at fair value through profit or loss, including own debt securities in issue, are designated as such at inception usually together with the related assets or derivatives for economic hedge. The classification criteria of financial liabilities designated as at fair value through profit or loss are set out above under the caption of 'Financial assets designated as at fair value through profit or loss'.

Gains and losses from the changes in fair value are recognised as 'Net income from financial

Additional information *(continued)*

1. Accounting policies *(continued)*

Deposits, securities in issue and other liabilities

Deposits and debt securities in issue, other than those designated as trading liabilities or at fair value, and other financial liabilities, are carried at amortised cost.

Valuation of securities and derivatives

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices.

If a quoted market price is not available on a recognised stock exchange or from a broker / dealer for non-exchange-traded financial instruments, the fair value of the instrument is estimated using valuation techniques, including use of recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques, option pricing models or any other valuation technique that provides a reliable estimate of prices obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates, and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date. Fair values for unquoted equity investments are estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuer.

When valuing instruments on a model basis using the fair value of underlying components, management additionally considers the need for adjustments to take account of counterparty creditworthiness, model uncertainty and the future costs of servicing the portfolio based on defined policies.

For derivatives where market observable data is not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not realised immediately in the profit and loss accounts. This amount is held back and recognised over the life of the transaction where appropriate, or released to the profit and loss account when the inputs become observable, or, when the transaction matures or is closed out.

Investments in other unlisted open-ended investment funds are recorded at the net asset value per share as reported by the managers of such funds.

The change in accounting policies on adoption of HKAS 39 is applied with effect from 1 January 2005. The opening balance sheet has been restated with net increases in total assets of HK$1,168 million, retained profits of HK$534 million, equity reserves of HK$532 million, and other liabilities of HK$116 million and reduction in minority interests of HK$14 million. The relevant financial assets and liabilities are re-classified to suit the new definition and requirements of the accounting standard and disclosure requirements.

Additional information *(continued)*

1. Accounting policies *(continued)*

HKAS 40: Investment Property ('HKAS 40')
HKAS 12: Income Taxes – HKAS Interpretation 21

In prior years, investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Surpluses arising on revaluation on a portfolio basis were credited to the investment properties revaluation reserve. Deficits arising on revaluation on a portfolio basis were firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account. No deferred tax was provided on revaluation surplus.

On adoption of HKAS 40, investment properties are carried at fair value with the changes in fair value reported directly in the profit and loss account. Deferred tax is provided on revaluation surplus of investment properties in accordance with HKAS Int 21 on HKAS 12.

The change in accounting policy was reflected by way of prior year adjustment, and as permitted by HKAS 40, no restatement of comparative figures of 2004 was made. At 31 December 2004, the balance of investment revaluation surplus reserves of HK$3,283 million, after deducting deferred tax of HK$574 million, was transferred to retained profit. Revaluation gain for the first half of 2005 was HK$729 million and the related deferred tax amounted to HK$127 million.

---

2. Restatement of profit and loss accounts and balance sheets

The following are shown as exhibits to the Financial Review section of this Press Release:

- the profit and loss accounts for the first and second halves of 2004 and the balance sheets at 30 June 2004 and 31 December 2004 as previously reported and as restated showing the effects of the adoption of the aforesaid new and revised HKFRSs and Interpretations (except HKAS 39 and HKFRS 4) on the individual account items – Appendices 1 to 4.

- restatement of the opening balance sheet at 1 January 2005 showing the effects of the adoption of HKAS 39 and HKFRS 4 – Appendix 5.

---

3. Comparative figures

Certain comparative figures have been reclassified to conform with current period's presentation.

Additional information *(continued)*

4. Property revaluation

A revaluation of the Group's premises and investment properties was performed in June 2005 to reflect property market movements in the first half of 2005. The valuation was conducted by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises and investment properties was open market value. The revaluation surplus for bank premises amounted to HK$918 million of which HK$148 million was a reversal of revaluation deficits previously charged to the profit and loss account. The balance of HK$770 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$729 million were recognised through the profit and loss account on adoption of HKAS 40. The related deferred tax provision of bank premises and investment properties were HK$160 million and HK$127 million respectively.

5. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to the Group. The Group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

The Group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific actions to ensure overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, the Bank refined its basis of calculating VAR from one predominantly based on variance/co-variance ('VCV') to one predominantly based on historical simulation ('HS') effective 3 May 2005. This latter calculation was introduced because it better captures the non-linear characteristics of certain market risk positions. HS uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The Group has obtained approval from the Hong Kong Monetary Authority (HKMA) to change the VAR model from VCV to HS for calculating market risk in capital adequacy reporting and the HKMA has expressed itself satisfied with the Group's market risk management process.

Additional information *(continued)*

5. Market risk *(continued)*

The Group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2005 and 2004 are shown in the tables below. The VAR figures for the first half of 2005 are based on four months' VCV and two months' HS.

VAR

Figures in HK$m	***At 30 June 2005***	***Minimum during the period***	***Maximum during the period***	***Average for the period***
VAR for all interest rate risk and foreign exchange risk	**614**	**389**	**836**	**647**
VAR for foreign exchange risk (trading)	**7**	**1**	**10**	**4**
VAR for interest rate risk				
- trading	**4**	**4**	**67**	**19**
- banking	**613**	**387**	**825**	**635**

Figures in HK$m	*At 30 June 2004*	*Minimum during the period*	*Maximum during the period*	*Average for the period*
VAR for all interest rate risk and foreign exchange risk	349	250	607	387
VAR for foreign exchange risk (trading)	37	35	58	43
VAR for interest rate risk				
- trading	4	1	8	4
- banking	348	245	605	386

The average daily revenue earned from market risk-related treasury activities for the first half of 2005 was HK$7 million (HK$10 million for the first half of 2004). The standard deviation of these daily revenues was HK$5 million (HK$5 million for the first half of 2004). An analysis of the frequency distribution of daily revenues shows that out of 121 trading days in the first half of 2005, losses were recorded on six days and the maximum daily loss was HK$4 million. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 46 occurrences. The highest daily revenue was HK$23 million.

The Group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2005 was HK$2 million (HK$4 million for the first half of 2004).

Interest rate risk, which arises in both Treasury trading and non-trading portfolios and the banking books, is centrally managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from Treasury-related interest rate activities for

Additional information *(continued)*

5. Market risk *(continued)*

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 6, are managed by the Asset and Liability Management Committee.

6. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2005, the US dollar (US$) was the only currency in which the Group had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 30 June 2005***		*At 30 June 2004*		*At 31 December 2004*	
	US$	***RMB***	*US$*	*RMB*	*US$*	*RMB*
Non-structural position						
Spot assets	**188,701**	**4,665**	166,456	1,534	173,071	2,664
Spot liabilities	**(177,851)**	**(4,526)**	(161,751)	(1,415)	(171,698)	(2,400)
Forward purchases	**61,568**	**384**	41,452	836	68,726	207
Forward sales	**(71,173)**	**(380)**	(34,390)	(835)	(69,795)	(192)
Net options positions	**(4)**	**–**	(2)	–	(37)	–
Net long non-structural position	**1,241**	**143**	11,765	120	267	279

At 30 June 2005, the Group's major structural foreign currency positions were US dollar and renminbi.

	At 30 June 2005		*At 30 June 2004*		*At 31 December 2004*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*	*HK$m*	*% of total net structural position*
Structural position						
US dollar	**1,037**	**33.0**	852	29.7	850	28.8
Renminbi	**1,997**	**63.6**	1,910	66.6	1,998	67.6

Additional information *(continued)*

7. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2005, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance-sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. The Group participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

The Group used the information technology of, and shared an automated teller machine network with, its immediate holding company, and used certain processing services of a fellow subsidiary on a cost recovery basis. The Group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acted as insurer and administrator and the Bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an 'arm's length' basis. In the normal course of business, the immediate holding company acted as lead manager and bookrunner for the Bank in an offering of subordinated notes. The fees paid on this transaction were in line with remuneration for similar transactions in the market.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance-sheet transactions at period-end are as follows:

Income and expenses for the period

Figures in HK$m	***Half-year ended 30 June 2005***	*Half-year ended 30 June 2004*	*Half-year ended 31 December 2004*
Interest income	**76**	72	56
Interest expenses	**130**	22	69
Other operating income	**58**	92	34
Operating expenses	**314**	300	357

Balances at period-end

Figures in HK$m	***At 30 June 2005***	*At 30 June 2004*	*At 31 December 2004*
Total amount due from	**7,301**	6,615	5,595
Total amount due to	**10,852**	7,533	3,931

Additional information *(continued)*

7. Material related-party transactions *(continued)*

(a) Immediate holding company and fellow subsidiary companies *(continued)*

Interest rate and exchange rate contracts

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
30 June 2005	**47,428**	**448**	**90**
31 December 2004	34,622	485	97
30 June 2004	44,887	544	109

(b) Associated companies

The Group maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2005 was HK$233 million (HK$233 million at 30 June 2004 and HK$233 million at 31 December 2004).

(c) Ultimate holding company

For the first half of 2005, no transactions were conducted with the Bank's ultimate holding company (same as 2004).

(d) Key management personnel

For the first half of 2005, no material transaction was conducted with key management personnel of the Group and its holding companies and parties related to them (same as 2004).

8. Statutory accounts

The information in this press release does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2005. The Annual Report and Accounts for the year ended 31 December 2004, which includes the statutory accounts, can be obtained on request from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

9. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

Additional information *(continued)*

10. Statement of compliance

This press release has been prepared in accordance with Hong Kong Accounting Standard 34 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

11. Register of Shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 24 August 2005, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 83 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 23 August 2005. The second interim dividend will be payable on Thursday, 1 September 2005 to shareholders on the Register of Shareholders of the Bank on Wednesday, 24 August 2005.

12. Proposed timetable for the remaining quarterly dividends for 2005

	Third interim dividend	*Fourth interim dividend*
Announcement	7 November 2005	6 March 2006
Book close date	21 December 2005	21 March 2006
Payment date	4 January 2006	31 March 2006

13. Press release

Copies of this press release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2005 Interim Report and Accounts will be available from the same website on Monday, 1 August 2005 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2005 Interim Report will be sent to shareholders in late August 2005.

Press enquiries to:

Walter Cheung — Telephone: (852) 2198 4020
Cecilia Ko — Telephone: (852) 2198 4227

Hang Seng Bank and its subsidiaries
Consolidated Balance Sheet as at 30 June 2004
Figures in HK$m

	As reported	*Effect of changes in accounting policies*	*Restated*		*Reference*
Assets				**Assets**	
Cash and short-term funds	62,376	(163)	62,213	Cash and short-term funds	HKAS27
Placings with banks maturing after one month	5,315	4	5,319	Placings with banks maturing after one month	Reclassification
Certificates of deposit	31,478	(31,478)			Reclassification
Securities held for dealing purposes	1,180	2,773	3,953	Trading securities	HKAS27
		1,209	1,209	Derivatives financial instruments	Reclassification
Advances to customers	246,779	(385)	246,394	Advances to customers	HKFRS5
Amounts due from immediate holding company and fellow subsidiary companies	5,777	(5,777)			Reclassification
Long-term investments	120,997	41,121	162,118	Financial investments	HKAS27
Investments in associated companies	2,183	(80)	2,103	Investments in associated companies	HKAS-Int 21
		1,146	1,146	Intangible assets	Reclassification
Tangible fixed assets	11,056	(5,779)	5,277	Premises and equipment	HKAS17
		3,260	3,260	Investment properties	Reclassification
Other assets	16,788	(7,222)	9,566	Other assets	HKFRS5, HKAS19, HKAS17 and HKAS27
	503,929		502,558		
Liabilities				**Liabilities**	
Current, savings and other deposit accounts	428,370	(9,732)	418,638	Current, savings and other deposit accounts	HKAS27
Deposits from banks	6,082	7,036	13,118	Deposits from banks	HKAS27
		2,657	2,657	Trading liabilities	Reclassification
		961	961	Derivatives financial instruments	Reclassification
		9,807	9,807	Certificates of deposit and other debt securities in issue	HKAS27
Amounts due to immediate holding company and fellow subsidiary companies	7,530	(7,530)			Reclassification
Other liabilities	19,878	(4,683)	15,195	Other liabilities	HKAS27 and HKFRS2
		2,116	2,116	Deferred tax and current tax liabilities	HKAS19, HKAS40,HKAS17 and HKAS-Int 21
	461,860		462,492		
Captial resources				**Captial resources**	
Minority interests	724	-	724	Minority interests	
Share capital	9,559	-	9,559	Share capital	
Reserves	29,683	(2,003)	27,680	Reserves	HKAS19,HKAS40,HKAS17, HKAS27, HKFRS2 and HKAS-Int 21
Proposed dividends	2,103	-	2,103	Proposed dividends	
Shareholders' funds	41,345		39,342	Shareholders' funds	
	42,069		40,066		
	503,929		502,558		

Appendix 2

Hang Seng Bank and its subsidiaries
Consolidated Balance Sheet as at 31 December 2004
Figures in HK$m

	As reported	*Effect of changes in accounting policies*	*Restated*		*Reference*
Assets				**Assets**	
Cash and short-term funds	68,198	(3,353)	64,845	Cash and short-term funds	HKAS27
Placings with banks maturing after one month	16,231	1,251	17,482	Placings with banks maturing after one month	Reclassification
Certificates of deposit	33,590	(33,590)			Reclassification
Securities held for dealing purposes	1,866	4,134	6,000	Trading securities	HKAS27
		1,684	1,684	Derivatives financial instruments	Reclassification
Advances to customers	251,873	(320)	251,553	Advances to customers	HKFRS5
Amounts due from immediate holding company and fellow subsidiary companies	4,598	(4,598)			Reclassification
Long-term investments	138,025	44,913	182,938	Financial investments	HKAS27
Investments in associated companies	2,397	(98)	2,299	Investments in associated companies	HKAS-Int 21
		1,266	1,266	Intangible assets	Reclassification
Tangible fixed assets	11,469	(5,911)	5,558	Premises and equipment	HKAS17
		3,383	3,383	Investment properties	Reclassification
Other assets	20,378	(10,398)	9,980	Other assets	HKFRS5, HKAS19, HKAS17 and HKAS27
	548,625		546,988		
Liabilities				**Liabilities**	
Current, savings and other deposit accounts	463,416	(15,956)	447,460	Current, savings and other deposit accounts	HKAS27
Deposits from banks	8,631	3,303	11,934	Deposits from banks	HKAS27
		5,840	5,840	*Trading liabilities*	Reclassification
		1,273	1,273	Derivatives financial instruments	Reclassification
		16,055	16,055	Certificates of deposit and other debt securities in issue	HKAS27
Amounts due to immediate holding company and fellow subsidiary companies	3,928	(3,928)			Reclassification
Other liabilities	28,613	(7,631)	20,982	Other liabilities	HKAS27 and HKFRS2
		1,668	1,668	Deferred tax and current tax liabilities	HKAS19, HKAS40, HKAS17 and HKAS-Int 21
	504,588		505,212		
Captial resources				**Captial resources**	
Minority interests	852	-	852	Minority interests	
Share capital	9,559	-	9,559	Share capital	
Reserves	29,993	(2,261)	27,732	Reserves	HKAS19,HKAS40,HKAS17, HKAS27, HKFRS2 and HKAS-Int 21
Proposed dividends	3,633	-	3,633	Proposed dividends	
Shareholders' funds	43,185		40,924	Shareholders' funds	
	44,037		41,776		
	548,625		546,988		

Hang Seng Bank and its subsidiaries
Consolidated Profit and Loss Account for the period ended 30 June 2004
Figures in HK$m

	As reported	*Effect of changes in accounting policies*	*Restated*		*Reference*
Interest income	5,871	4	5,875	Interest income	HKAS27
Interest expense	(1,160)		(1,160)	Interest expenses	
Net interest income	4,711	4	4,715	**Net interest income**	
Fees & commissions receivable	1,993	(19)	1,974	Fee income	HKAS27
Fees & commissions payable	(170)	17	(153)	Fee expense	HKAS27
			1,821	**Net fee income**	
Dealing profits	558	-	558	Trading income	HKAS27
		83	83	Net investment income on assets backing policyholder liabilities	Reclassification
Insurance underwriting	617	(617)			Reclassification
Dividend income	76	(28)	48	Dividend income	HKAS27
		1,998	1,998	Net earned insurance premiums	Reclassification
Other operating income	288	134	422	Other operating income	HKFRS5 and reclassification
Operating income	8,073		9,645	**Total operating income**	
		(1,594)	(1,594)	Net insurance claims incurred and movement in policyholder liabilities	Reclassification
			8,051	**Net operating income before loan impairment releases and other credit risk allowances**	
		746	746	Loan impairment releases and other credit risk allowances	HKFRS5 and reclassification
			8,797	**Net operating income**	
Staff costs	(1,037)	(19)	(1,056)	Personnel expenses	HKFRS2
		(795)	(795)	General and administrative expenses	Reclassification
Depreciation	(153)	27	(126)	Depreciation of business premises and equipment	HKAS17 and HKAS38
		(4)	(4)	Amortisation of intangible assets	HKAS38
			(1,981)	**Total operating expenses**	
Operating expenses	(787)	787			Reclassification
Operating profit before provisions	6,096				
Provisions for bad and doubtful debts	763	(763)			HKFRS5 and reclassification
Operating profit	6,859		6,816	**Operating profit**	
Profit on tangible fixed assets and long-term investments	339	10	349	Profit on disposal of tangible fixed assets and financial investments	HKAS27
Net surplus on property revaluation	119	(28)	91	Net surplus on property revaluation	HKAS17
Share of profits of associated companies	6	(2)	4	Share of profits in associated companies	Reclassification
Profit on ordinary activities before tax	7,323		7,260	**Profit before tax**	
Tax on profit on ordinary activities	(998)	6	(992)	Tax expenses	HKAS17
Profit on ordinary activities after tax	6,325		6,268	**Profit for the period**	
Minority interests	(80)		(80)	Profit attributable to minority interests	
Profit attributable to shareholders	6,245		6,188	**Profit attributable to shareholders**	

Appendix 4

Hang Seng Bank and its subsidiaries
Consolidated Profit and Loss Account for the half-year ended 31 December 2004
Figures in HK$m

	As reported	*Effect of changes in accounting policies*	*Restated*		*Reference*
Interest income	6,600	(3)	6,597	Interest income	HKAS27
Interest expense	(1,621)	4	(1,617)	Interest expenses	HKAS27
Net interest income	4,979		4,980	**Net interest income**	
Fees & commissions receivable	1,756	(1)	1,755	Fee income	HKAS27
Fees & commissions payable	(239)	(24)	(263)	Fee expense	HKAS27
			1,492	**Net fee income**	
Dealing profits	467	(1)	466	Trading income	HKAS27
		346	346	Net investment income on assets backing policyholder liabilities	Reclassification
Insurance underwriting	693	(693)			Reclassification
Dividend income	20	7	27	Dividend income	HKAS27
		2,474	2,474	Net earned insurance premiums	Reclassification
Other operating income	304	159	463	Other operating income	HKFRS5 and reclassification
Operating income	7,980		10,248	**Total operating income**	
		(2,246)	(2,246)	Net insurance claims incurred and movement in policyholder liabilities	Reclassification
			8,002	**Net operating income before loan impairment releases and other credit risk allowances**	
		31	31	Loan impairment releases and other credit risk allowances	HKFRS5 and reclassification
			8,033	**Net operating income**	
Staff costs	(1,150)	(28)	(1,178)	Personnel expenses	HKFRS2
		(939)	(939)	General and administrative expenses	*Reclassification*
Depreciation	(164)	34	(130)	Depreciation of business premises and equipment	HKAS17 and HKAS38
		(4)	(4)	Amortisation of intangible assets	HKAS38
			(2,251)	**Total operating expenses**	
Operating expenses	(932)	932			Reclassification
Operating profit before provisions	5,734				
Provisions for bad and doubtful debts	51	(51)			HKFRS5 and reclassification
Operating profit	5,785		5,782	**Operating profit**	
Profit on tangible fixed assets and long-term investments	93	-	93	Profit on disposal of tangible fixed assets and financial investments	HKAS27
Net surplus on property revaluation	29	26	55	Net surplus on property revaluation	HKAS17
Share of profits of associated companies	137	(44)	93	Share of profits in associated companies	Reclassification
Profit on ordinary activities before tax	6,044		6,023	**Profit before tax**	
Tax on profit on ordinary activities	(766)	47	(719)	Tax expenses	HKAS17
Profit on ordinary activities after tax	5,278		5,304	**Profit for the period**	
Minority interests	(128)		(128)	Profit attributable to minority interests	
Profit attributable to shareholders	5,150		5,176	**Profit attributable to shareholders**	

Appendix 5

Hang Seng Bank Limited and its subsidiaries
Consolidated Balance Sheet as at 31 December 2004
Figures in HK$m

	Restated (HKFRSs other than HKFRS 4 and HKAS 39)	*Effect of changes in accounting policies of HKFRS 4 and HKAS 39*	*Restated (Full HKFRSs)*		*Reference*
Assets				**Assets**	
Cash and short-term funds	64,845	-	64,845	Cash and short-term funds	
Placings with banks maturing after one month	17,482	-	17,482	Placings with banks maturing after one month	
Trading securities	6,000	10,737	16,737	Trading securities	HKAS39
		4,292	4,292	Financial assets designated as at fair value through profit or loss	HKAS39
Derivatives financial instruments	1,684	94	1,778	Derivatives financial instruments	HKAS39
Advances to customers	251,553	293	251,846	Advances to customers	HKAS39
Financial investments	182,938	(14,023)	168,915	Financial investments	HKAS39
Investments in associated companies	2,299	-	2,299	Investments in associated companies	
Intangible assets	1,266	-	1,266	Intangible assets	
Premises and equipment	5,558	-	5,558	Premises and equipment	
Investment properties	3,383	-	3,383	Investment properties	
Other assets	9,980	(297)	9,683	Other assets	HKAS39 and HKFRS4
	546,988		548,084		
Liabilities				**Liabilities**	
Current, savings and other deposit accounts	447,460	(7,276)	440,184	Current, savings and other deposit accounts	HKAS39
Deposits from banks	11,934	-	11,934	Deposits from banks	
Trading liabilities	5,840	10,701	16,541	Trading liabilities	HKAS39
Derivatives financial instruments	1,273	977	2,250	Derivatives financial instruments	HKAS39
Certificates of deposit and other debt securities in issue	16,055	(3,443)	12,612	Certificates of deposit and other debt securities in issue	HKAS39
		540	540	Liabilities to customers under investment contracts	HKFRS4
Other liabilities	20,982	(10,317)	10,665	Other liabilities	HKAS39 and HKFRS4
		8,656	8,656	Liabilities to customers under insurance contracts	HKFRS4
Deferred tax and current tax liabilities	1,668	202	1,870	Deferred tax and current tax liabilities	HKAS39
	505,212		505,252		
Capital resources				**Capital resources**	
Minority interests	852	(14)	838	Minority interests	HKAS39
Share capital	9,559	-	9,559	Share capital	
Reserves	27,732	1,070	28,802	Reserves	HKAS39 and HKFRS4
Proposed dividends	3,633	-	3,633	Proposed dividends	
Shareholders' funds	40,924		41,994	Shareholders' funds	
	41,776		42,832		
	546,988		548,084		